Exhibit 99.1

BROOKFIELD RENEWABLE PARTNERS LP. 2019 RECAST CONSOLIDATED AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or “the Partnership”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable as at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

Change in Reporting Entity

As discussed in Note 1(c) iii) to the consolidated financial statements, the Partnership has retrospectively presented the common control transaction with TerraForm Power which occurred on July 31, 2020 that has been accounted for under the pooling of interest method.

Adoption of New Accounting Standard

As discussed in Note 1 to the consolidated financial statements, Brookfield Renewable changed its method of accounting for Leases in 2019 due to the adoption of IFRS 16, Leases. As discussed in Note 1 to the consolidated financial statements, Brookfield Renewable changed its method of accounting for Revenue and Financial Instruments in 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on Brookfield Renewable’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Brookfield Renewable in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of the Partnership’s internal control over financial reporting in connection with the Change in Reporting Entity as discussed above. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revaluation of power generating assets

Description of the Matter

The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2019, Property, plant and equipment on the balance sheet totaled $41,055 million. Revaluations of property, plant and equipment recognized in the statement of other comprehensive income totaled a gain of $2,411 million and a loss in the statement of profit or loss of $43 million for 2019. As discussed in Note 2(h), 2(q)(i) and 2(r)(iii) and 14—Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation in determining the fair value of the Partnership’s power generating assets. Significant assumptions included within the discounted cash flow models are: future electricity prices, discount rate, anticipated long-term average generation and estimated operating and capital expenditures.

Auditing the measurement of power generating assets is complex due to the highly judgmental nature of the significant assumptions described above, which required the involvement of specialists. Changes in these assumptions can have a material effect on the fair value of the power generating assets.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the discount rates which included consideration of benchmark interest rates, geographic location, contracted versus uncontracted assets and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further we assessed the estimated operating and capital expenditures by comparison to historical data and tested the computational accuracy of the fair value model. With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Significant acquisitions—China Wind Facility and the India Wind Portfolio

Description of the Matter

During 2019, the Partnership completed the acquisitions of the China Wind Facility and the India Wind Portfolio, for total consideration of $239 million. As described in Notes 1(p) and 3, these business combinations are accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Auditing the above noted acquisitions is complex given that significant estimation is required in determining the fair value of the power generating assets acquired. The significant assumptions include future electricity prices, discount rates, anticipated long-term average generation and estimated operating and capital expenditures.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the acquisition process. This included controls over the review of the purchase price allocation, and specifically management’s review and approval of significant assumptions used to determine the fair value of the acquired power generating assets.

We involved our valuation specialists in assessing the fair value methodology applied and evaluating the future electricity prices and discount rates utilized by management by reference to market benchmark rates and forecasts specific to the region and considered local market fundamentals, laws and regulations.

We tested the completeness and accuracy of the underlying data supporting the significant assumptions. We performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements or regulated rates. We assessed the anticipated long-term average generation through corroboration with third party engineering reports and comparison to industry benchmarks. We compared the estimated operating and capital expenditures with third party engineering reports. We also examined supporting documentation and agreements pertaining to the significant acquisitions.

Significant acquisition—United States Distributed Generation Portfolio

Description of the Matter

During 2019, the Partnership completed the acquisition of the United States Distributed Generation Portfolio, for total consideration of $735 million. As described in Notes 1(p) and 3, this business combination is accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Auditing the above noted acquisition is complex given that significant estimation is required in determining the fair value of the power generating assets acquired. The significant assumptions include replacement cost per megawatt, discount rates and certain assumptions that form the basis of the prospective financial information (e.g., current and future power pricing agreement rates and operational data). These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	To test the fair value of the power generating assets, our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated cash flows based on future generation volume by comparing the estimated future generation volume to historical generation volume and comparing the forward power pricing to long term power purchase agreements. We involved our valuation specialists to assist in evaluating the significant assumptions, including replacement cost assumptions used to estimate the fair value of the power generating assets, discount rates and valuation methodologies used in the Partnership’s models.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as Brookfield Renewable’s auditor since 2011.

Toronto, Canada
November 20, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	December 31, 2019	December 31, 2018	January 1, 2018
		as adjusted(1)	as adjusted(1)	as adjusted(1)
Assets
Current assets
Cash and cash equivalents	22	$352	$422	$927
Restricted cash	23	189	163	235
Trade receivables and other current assets	24	979	814	684
Financial instrument assets	6	88	74	94
Due from related parties	30	60	65	64
Assets held for sale	5	352	920	—

		2,020	2,458	2,004
Financial instrument assets	6	225	215	204
Equity-accounted investments	21	937	684	509
Property, plant and equipment, at fair value	13	41,055	38,177	32,708
Intangible assets	14	241	261	13
Goodwill	19	949	948	901
Deferred income tax assets	12	166	130	167
Other long-term assets	25	603	635	290

		$46,196	$43,508	$36,796

Liabilities
Current liabilities
Accounts payable and accrued liabilities	26	$687	$646	$500
Financial instrument liabilities	6	246	138	281
Due to related parties	30	139	109	116
Corporate borrowings	15	—	—	159
Non-recourse borrowings	15	1,133	1,189	1,928
Provisions		81	68	129
Liabilities directly associated with assets held for sale	5	137	533	—

		2,423	2,683	3,113
Financial instrument liabilities	6	480	577	515
Corporate borrowings	15	2,100	2,328	2,191
Non-recourse borrowings	15	14,067	13,029	11,160
Deferred income tax liabilities	12	4,855	4,355	3,597
Decommissioning liabilities	27	504	394	374
Provisions		86	150	156
Other long-term liabilities	28	1,201	590	128
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	11,086	10,289	7,578
General partnership interest in a holding subsidiary held by Brookfield	16	68	67	58
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	3,317	3,266	2,843
Preferred equity	16	597	568	616
Preferred limited partners’ equity	17	833	707	511
Limited partners’ equity	18	4,579	4,505	3,956

		$20,480	$19,402	$15,562

		$46,196	$43,508	$36,796

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1(c)).

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

/s/ Patricia Zuccotti	/s/ David Mann
Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2019	2018	2017
		as adjusted(1)	as adjusted(1)	as adjusted(1)
Revenues	30	$3,971	$3,797	$2,772
Other income	8	105	75	53
Direct operating costs	9	(1,263)	(1,273)	(1,023)
Management service costs	30	(135)	(94)	(86)
Interest expense	15	(1,001)	(973)	(685)
Share of earnings from equity-accounted investments	21	29	28	11
Foreign exchange and financial instruments (loss) gain	6	(36)	37	(89)
Depreciation	13	(1,271)	(1,151)	(847)
Other	10	(276)	(206)	(33)
Income tax (expense) recovery
Current	12	(70)	(32)	(39)
Deferred	12	27	375	(30)

		(43)	343	(69)

Net income		$80	$583	$4

Net income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	$113	$439	$6
General partnership interest in a holding subsidiary held by Brookfield	16	50	41	29
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	(65)	16	(36)
Preferred equity	16	26	26	26
Preferred limited partners’ equity	17	44	38	28
Limited partners’ equity	18	(88)	23	(49)

		$80	$583	$4

Basic and diluted (loss) earnings per LP unit		$(0.40)	$0.10	$(0.22)

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1(c)).

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2019	2018	2017
		as adjusted(1)	as adjusted(1)	as adjusted(1)
Net income		$80	$583	$4
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	13	2,413	5,722	872
Actuarial (loss) gain on defined benefit plans	32	(14)	9	(2)
Deferred income taxes on above items	12	(488)	(1,240)	337
Equity-accounted investments	21	81	168	54

Total items that will not be reclassified to net income		1,992	4,659	1,261
Other comprehensive income that may be reclassified to net income:
Foreign currency translation	11	(91)	(844)	196
(Losses) Gains arising during the year on financial instruments designated as cash-flow hedges	6	(18)	(7)	(1)
Unrealized gain (loss) on foreign exchange swaps – net investment hedge	6	14	102	(94)
Unrealized (loss) gain on investments in equity securities	6	35	(16)	(20)
Reclassification adjustments for amounts recognized in net income	6	7	18	(3)
Deferred income taxes on above items	12	6	(21)	11

Total items that may be reclassified subsequently to net income		(47)	(768)	89

Other comprehensive income		1,945	3,891	1,350

Comprehensive income		$2,025	$4,474	$1,354

Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	$1,117	$2,742	$389
General partnership interest in a holding subsidiary held by Brookfield	16	57	54	38
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	316	695	357
Preferred equity	16	54	(22)	65
Preferred limited partners’ equity	17	44	38	28
Limited partners’ equity	18	437	967	477

		$2,025	$4,474	$1,354

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1(c)).

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/ Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2018 (as adjusted(1))	$(927)	$(652)	$6,120	$(6)	$(34)	$4	$4,505	$707	$568	$10,289	$67	$3,266	$19,402
Net income (loss)	(88)	—	—	—	—	—	(88)	44	26	113	50	(65)	80
Other comprehensive income (loss)	—	(35)	544	(4)	1	19	525	—	28	1,004	7	381	1,945
Preferred units issued (Note 17)	—	—	—	—	—	—	—	126	—	—	—	—	126
Capital contributions (Note 16)	—	—	—	—	—	—	—	—	—	674	—	—	674
Disposal (Note 4)	—	—	—	—	—	—	—	—	—	(172)	—	—	(172)
Distributions or dividends declared	(370)	—	—	—	—	—	(370)	(44)	(26)	(844)	(55)	(268)	(1,607)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	6
Other	265	(13)	(242)	1	1	(11)	1	—	1	22	(1)	3	26

Change in year	(187)	(48)	302	(3)	2	8	74	126	29	797	1	51	1,078

Balance, as at December 31, 2019 (as adjusted(1))	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$11,086	$68	$3,317	$20,480

Balance, as at December 31, 2017 (as adjusted(1))	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$7,578	$58	$2,843	$15,562
Net income	23	—	—	—	—	—	23	38	26	439	41	16	583
Other comprehensive income (loss)	—	(205)	1,149	3	5	(8)	944	—	(48)	2,303	13	679	3,891
Preferred Units issued	—	—	—	—	—	—	—	196	—	—	—	—	196
LP units purchased for cancellation	(51)	—	—	—	—	—	(51)	—	—	—	—	—	(51)
Capital contributions	—	—	—	—	—	—	—	—	—	537	—	—	537
Acquisition	—	—	—	—	—	—	—	—	—	21	—	—	21
Distributions or dividends declared	(355)	—	—	—	—	—	(355)	(38)	(26)	(664)	(45)	(255)	(1,383)
Distribution reinvestment plan	8	—	—	—	—	—	8	—	—	—	—	—	8
Other	(293)	(69)	355	—	(10)	(3)	(20)	—	—	75	—	(17)	38

Change in year	(668)	(274)	1,504	3	(5)	(11)	549	196	(48)	2,711	9	423	3,840

Balance, as at December 31, 2018 (as adjusted(1))	$(927)	$(652)	$6,120	$(6)	$(34)	$4	$4,505	$707	$568	$10,289	$67	$3,266	$19,402

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1(c)).

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/ Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income (loss)	(49)	—	—	—	—	—	(49)	28	26	6	29	(36)	4
Other comprehensive income (loss)	—	26	508	(1)	2	(9)	526	—	39	383	9	393	1,350
Preferred units and LP units issued	411	—	—	—	—	—	411	187	—	—	—	—	598
Adjustments	(63)	—	—	—	—	—	(63)	—	—	—	1	62	—
Capital contributions	—	—	—	—	—	—	—	—	—	793	—	—	793
Acquisition	—	—	—	—	—	—	—	—	—	1,354	—	—	1,354
Distributions or dividends declared	(328)	—	—	—	—	—	(328)	(28)	(26)	(543)	(35)	(243)	(1,203)
Distribution reinvestment plan	10	—	—	—	—	—	10	—	—	—	—	—	10
Other	17	—	(16)	—	—	—	1	—	1	(4)	(1)	(13)	(16)

Change in year	(2)	26	492	(1)	2	(9)	508	187	40	1,989	3	163	2,890

Balance as at December 31, 2017 (as adjusted(1))	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$7,578	$58	$2,843	$15,562

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1(c)).

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2019	2018	2017
		as adjusted(1)	as adjusted(1)	as adjusted(1)
Operating activities
Net income		$80	$583	$4
Adjustments for the following non-cash items:
Depreciation	13	1,271	1,151	847
Unrealized foreign exchange and financial instrument loss (gain)	6	32	(88)	76
Share of earnings from equity-accounted investments	21	(29)	(28)	(11)
Deferred income tax (recovery) expense	12	(27)	(375)	30
Other non-cash items		231	135	8
Dividends received from equity-accounted investments	21	16	9	31
Changes in due to or from related parties		33	(7)	5
Net change in working capital balances	31	(53)	(94)	(374)

		1,554	1,286	616
Financing activities
Proceeds from medium term notes	15	449	231	—
Repayment of medium term notes	15	(341)	(152)	(200)
Corporate credit facilities, net	15	(422)	36	414
Proceeds from non-recourse borrowings	15	4,318	3,275	2,915
Repayment of non-recourse borrowings	15	(3,495)	(3,378)	(2,911)
Repayment of lease liabilities		(31)	—	—
Capital contributions from participating non-controlling interests – in operating subsidiaries	16	705	535	1,318
Capital repaid to participating non-controlling interests – in operating subsidiaries	16	(113)	—	—
Acquisition of Isagen from non-controlling interests	16	—	—	(5)
Issuance of preferred limited partnership units	17	126	196	187
Issuance of LP units		—	—	411
Repurchase of LP units	18	(1)	(51)	—
Distributions paid:
To participating non-controlling interests—in operating subsidiaries	16	(844)	(670)	(543)
To preferred shareholders	16	(26)	(26)	(25)
To preferred limited partners’ unitholders	17	(43)	(37)	(26)
To unitholders of Brookfield Renewable or BRELP	16, 18	(684)	(643)	(591)
Borrowings from related party	15	936	200	—
Repayments to related party	15	(936)	(200)	—

		(402)	(684)	944
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	3	(983)	(970)	(687)
Investment in equity-accounted investments	21	(144)	—	(248)
Investment in property, plant and equipment	13	(460)	(271)	(357)
Proceeds from disposal of assets		291	23	150
Disposal of (investment in) securities	6	7	28	(77)
Restricted cash and other		78	113	359

		(1,211)	(1,077)	(860)
Foreign exchange (loss) gain on cash		(6)	(22)	4

Cash and cash equivalents (decrease) increase		(65)	(497)	704
Net change in cash classified within assets held for sale	5	(5)	(8)	—
Balance, beginning of year		422	927	223

Balance, end of year		$352	$422	$927

Supplemental cash flow information:
Interest paid		$930	$916	$872
Interest received		$19	$22	$27
Income taxes paid		$72	$79	$48

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1(c)).

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “partnership”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” or the “company” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable Corporation’s (“BEPC”) class A exchangeable subordinate voting shares (“exchangeable shares”) are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.

Brookfield Renewable’s non-voting limited partnership units (“LP units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M” and “BEP.PR.O” respectively, on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2019, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 20, 2020.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, COP, ZAR, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, euros, Brazilian reais, Colombian pesos, South African rand, Indian rupees and Chinese yuan, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

(c) Brookfield Renewable Corporation

On September 9, 2019, Brookfield Renewable Corporation (“BEPC”) was established by the partnership. On July 29, 2020, Brookfield Renewable contributed its renewable power assets in the United States, Brazil and Colombia (excluding a 10% interest in certain Brazilian and Colombian operations, which will continue to be held indirectly by the partnership) to BEPC. On July 30, 2020, Brookfield Renewable completed a special distribution (the “special distribution”) whereby unitholders of record as of July 27, 2020 (the “Record Date”) received one class A exchangeable subordinate voting share (“exchangeable share”) for every four units held. Immediately prior to the special distribution, Brookfield Renewable received exchangeable shares through a distribution by BRELP (the “BRELP” distribution) of the exchangeable shares to all of its unitholders. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries received approximately 33.1 million exchangeable shares and (ii) Brookfield Renewable received approximately 44.7 million class A shares, which it subsequently distributed to unitholders, including Brookfield, pursuant to the special distribution. Upon completion of the special distribution, (i) holders of units held approximately 42.8% of the issued and outstanding exchangeable shares (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of Brookfield Renewable owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BEPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BEPC, which entitle Brookfield Renewable to the residual value in BEPC after payment in full of the amount due to holders of exchangeable shares and class B shares. Brookfield Renewable directly and indirectly controlled BEPC prior to the special distribution and continues to control BEPC subsequent to the special distribution through its interests in Brookfield Renewable. The exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.

i) Exchangeable Shares

At any time, holders of exchangeable shares shall have the right to exchange all or a portion of their shares for one unit per class A share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received, on a fixed-for-fixed basis. The partnership has the ability to elect to satisfy the exchange of the exchangeable shares for units or its cash equivalent when the exchange is requested by the shareholder. Additionally, BEPC and the partnership have the ability to redeem all exchangeable shares for units at our election, on a fixed-for-fixed basis.

As a result of the share characteristics, exchangeable shares will be classified as non-controlling interests in the interim condensed and consolidated financial statements of Brookfield Renewable for the periods after the special distribution.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

ii) Basic and diluted income per unit:

The special distribution resulted in the issuance of approximately 77.8 million exchangeable shares. All historical per unit disclosures have been retroactively adjusted for the impact of the special distribution.

iii) Acquisition of TerraForm Power

On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.

Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to Brookfield Renewable is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The combined results of TerraForm Power that was not owned by Brookfield Renewable have been presented as non-controlling interests to Brookfield Renewable’s retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.

(d) Consolidation

These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated statements of financial position.

Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP units on a one for one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations in the United States, Brazil, Europe and other countries (including India and China). Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 30 – Related party transactions for further information.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

been in place. Refer to Note 1(t)(ii) – Critical judgments in applying accounting policies – Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.

Equity-accounted investments

Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but without controlling or jointly controlling those investees. Such investments are accounted for using the equity method.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.

Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.

(e) Recently adopted accounting standards

Except for the changes below, Brookfield Renewable has consistently applied the accounting policies to all periods presented in these consolidated financial statements.

IFRS 3 – Business Combinations

In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to Brookfield Renewable’s accounting policy.

IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

Brookfield Renewable adopted Interest Rate Benchmark Reform – Amendments to IFRS 9, and IFRS 7, issued in September 2019, (“IBOR Amendments”) effective October 1, 2019 in advance of its mandatory effective date. The IBOR Amendments have been applied retrospectively to hedging relationships existing at October 1, 2019 or were designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to an entity’s hedging relationships which are directly affected by IBOR reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the entity assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. No impact is expected since these amendments enable Brookfield Renewable to continue hedge accounting for hedging relationships which have been previously designated.

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. Brookfield Renewable is currently finalizing and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

terms of IBOR referenced floating-rate borrowings, interest rate swaps, and interest rate caps, and updating hedge designations.

IFRS 16 – Leases

On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at that date. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.

Definition of a lease

Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(e).

On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

Leases classified as operating leases under IAS 17

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term;

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

•	Used hindsight in determining the lease term where the contract contained options to extend or terminate the lease; and

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

Leases classified as finance leases under IAS 17

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

Impacts on financial statements

On transition to IFRS 16, Brookfield Renewable recognized an additional $407 million of right-of-use assets and $403 million of lease liabilities, recognizing the difference in retained earnings.

When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.1%.

(f) Changes to the lease accounting policy

Brookfield Renewable has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 1(e).

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Policy applicable from January 1, 2019

At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:

•

the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•

Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:

•

Brookfield Renewable has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or

•	Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.

Accounting as a lessee under IFRS 16

Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

•

The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income if the carrying amount of the right-of-use asset has been reduced to zero.

Brookfield Renewable presents right-of-use assets in Property, plant and equipment and lease liabilities in Other long-term liabilities in the consolidated statement of financial position as at December 31, 2019.

Short-term leases and leases of low-value assets

Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy applicable before January 1, 2019

For contracts entered into before January 1, 2019, Brookfield Renewable determined whether that arrangement was or contained a lease based on the assessment of whether:

•	Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and

•	The arrangement had conveyed a right to use the asset. An arrangement conveyed a right to use the asset if one of the following was met:

•	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

•	The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

•

Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the market price per unit of output.

Accounting as a lessee under IAS 17

In the comparative period, as a lessee Brookfield Renewable classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in Brookfield Renewable’s consolidated statements of financial position. Payments made under operating leases were recognized in the consolidated statements of income on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

(g) Foreign currency translation

All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

(h) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.

(i) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.

(j) Property, plant and equipment and revaluation method

Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.

Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 1(p) – Business combinations. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives

Dams	Up to 115 years

Penstocks	Up to 60 years

Powerhouses	Up to 115 years

Hydroelectric generating units	Up to 115 years

Wind generating units	Up to 30 years

Solar generating units	Up to 30 years

Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years

Other assets	Up to 60 years

Costs are allocated to significant components of property, plant and equipment. When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.

Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2019 is 32 years (2018: 33 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income in the consolidated statements of income. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.

(k) Asset impairment

At each statement of financial position date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(l) Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.

(m) Financial instruments

Effective January 1, 2018, Brookfield Renewable adopted IFRS 9 – Financial Instruments (“IFRS 9”), as issued by the IASB in 2014, which provides more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policy was applied prospectively, with an initial application date of January 1, 2018. The company has not restated the comparative information, which continues to be reported under IAS 39, Financial Instruments Recognition and Measurement (“IAS 39”). The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Initial recognition

Under IFRS 9, regular purchases and sales of financial assets are recognized on the trade date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risks and rewards of ownership.

At initial recognition, Brookfield Renewable measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit and loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Classification and measurement

Subsequent measurement of financial assets depends on Brookfield Renewable’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Brookfield Renewable classifies its financial assets:

Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in profit or loss when the asset is derecognized or impaired.

FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at fair value through other comprehensive income (“FVOCI”). For equity instruments designated at FVOCI, there is no recycling of gains or losses through profit and loss. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.

FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. Gains or losses on these types of assets are recognized in profit and loss.

Brookfield Renewable assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI, including finance lease receivables. For trade receivables and contract assets, Brookfield Renewable applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.

Evidence of impairment may include:

•	Indications that a debtor or group of debtors is experiencing significant financial difficulty;

•	A default or delinquency in interest or principal laments;

•	Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;

•	Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.

Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.

ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.

Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. Brookfield Renewable determines the classification of its financial liabilities at initial recognition. Brookfield Renewable’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, and due to related party balances. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:

FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, and derivative financial instruments entered into by Brookfield Renewable that do not meet hedge accounting criteria, and

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

tax equity are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in profit and loss.

Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project’s U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. tax able earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, Brookfield Renewable retains control over the projects financed with a tax-equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.

The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.

Taxable income (loss), including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, Brookfield Renewable is required to allocate specified percentages of taxable income (loss) to the tax equity investor. As amounts are allocated the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the statement of income and loss.

Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.

Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment the tax equity liability is reduced in the amount of the cash distribution.

Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in profit and loss when the liabilities are derecognized as well as through the amortization process. Remeasurement gains and losses on financial liabilities classified as amortized cost will be presented in the statement of income and loss. Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.

Derivatives and hedge accounting

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

Brookfield Renewable designates its derivatives as hedges of:

•	Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);

•	Foreign exchange risk associated with net investment in foreign operations (net investment hedges);

•	Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and

•	Floating interest rate risk associated with payments of debts (cash flow hedges).

At the inception of a hedge relationship, Brookfield Renewable formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is an ‘economic relationship’ between the hedged item and the hedging instrument;

•	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Brookfield Renewable actually hedges and the quantity of the hedging instrument that Brookfield Renewable actually uses to hedge that quantity of hedged item.

The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 6 – Risk management and financial instruments.

When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to profit and loss.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit and loss at the time of the hedge relationship rebalancing.

(i) Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss, within financial instruments gain (loss).

Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects profit and loss.

(ii) Net investment hedges that qualify for hedge accounting

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss within Foreign exchange and financial instruments (loss) gain. Gains and losses accumulated in equity will be reclassified to profit and loss when the foreign operation is partially disposed of or sold.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

(iii) Hedge ineffectiveness

Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.

(n) Revenue and expense recognition

Effective January 1, 2018, Brookfield Renewable adopted IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers.

The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

Details of the revenue recognized per geographical region and technology are included in Note 7 – Segmented information.

Where available, Brookfield Renewable has elected the practical expedient available under IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.

If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, Brookfield Renewable estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2019, revenues recognized at a point in time corresponding to the sale of renewable credits were $114 million (2018: $104 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.

Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable’s generation activities related to commodity prices. Financial transactions included in revenues for the year ended December 31, 2019 increased revenues by $52 million (2018: $25 million).

Contract Balances

Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Trade receivables – A receivable represents Brookfield Renewable’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities – A contract liability is the obligation to transfer goods or services to a customer for which Brookfield Renewable has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before Brookfield Renewable transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when Brookfield Renewable performs under the contract.

(o) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.

Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

(p) Business combinations

The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, Business Combinations, are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income, whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

(q) Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

When Brookfield Renewable is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Brookfield Renewable will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the consolidated statements of financial position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position.

Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized.

(r) Other items

(i) Capitalized costs

Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowing costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

(ii) Pension and employee future benefits

Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The projected unit credit method, using the length of service and management’s best estimate assumptions, is used to value pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income.

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement

(iii) Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be settled with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

(iv) Interest and borrowing costs

Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(v) Provisions

A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(vi) Interest income

Interest income is earned with the passage of time and is recorded on an accrual basis.

(vii) Government grants

Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.

With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.

(s) Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i) Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(t)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii) Financial instruments

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 – Risk management and financial instruments for more details.

(iii) Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

(iv) Decommissioning liabilities

Decommissioning costs will be incurred at the end of the operating life of some of Brookfield Renewable’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

(t) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i) Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Brookfield Renewable exercises judgment in determining whether non-wholly owned subsidiaries are controlled by Brookfield Renewable. Brookfield Renewable’s judgment included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) Brookfield Renewable’s ability to influence the returns of the subsidiary.

(ii) Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Brookfield Renewable’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated Statements of Income, consolidated Statements of Comprehensive Income, consolidated Statements of Financial Position, consolidated Statements of Changes in Equity and consolidated Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii) Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(j) – Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a 20-year discounted cash flow model. 20 years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2027 in Colombia, and 2023 in Europe and Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on qualifying hydroelectric assets.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv) Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(m) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 and IAS 39, to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.

(v) Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(o) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

(u) Future changes in accounting policies

In August 2020, the IASB published Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendment primarily relate to the modification of financial instruments, allowing for prospective application of the applicable benchmark interest rate and continued application of hedge accounting, provided the amended hedging relationship continues to meet all qualifying criteria.

Brookfield Renewable is currently completing an assessment and implementing its transition plan to address the impact and effect of changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. We expect to have completed our assessment in advance of 1 January 2021. The adoption is not expected to have a significant impact on Brookfield Renewable.

Brookfield Renewable has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

2. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affect its financial position and results of operations as at December 31, 2019:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	100
Orion Canadian Holdings 1 AIV L.P.	Ontario	100

(1)	Voting control held through voting agreements with Brookfield.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

3. ACQUISITIONS

Completed in 2019

The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.

India Wind Portfolio

Brookfield Renewable, along with its institutional partners, completed a transaction in India to acquire a 105 MW operating wind facility on June 7, 2019 and a 105 MW operating wind facility on July 8, 2019 (collectively, the “India Wind Portfolio”).

Brookfield Renewable, along with institutional partners, acquired the India Wind Portfolio for a total consideration of INR 4.6 billion ($67 million), plus a contingent payment expected to be INR 0.8 billion ($12 million). Brookfield Renewable expects to hold a 25% economic interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest and 100% voting interest.

This investment was accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the India Wind Portfolio would have been $37 million for the year ended December 31, 2019.

China Wind Facility

On September 30, 2019, Brookfield Renewable, along with its institutional partners, completed the acquisition of a 200 MW operating wind facility in China (“China Wind Facility”) for a total consideration of CNY 1,140 million ($160 million). Brookfield Renewable holds a 25% economic interest and 100% voting interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.

This investment was accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the China Wind Facility would have been $44 million for the year ended December 31, 2019.

United States Distributed Generation Portfolio (“DG Portfolio”)

On September 26, 2019, Brookfield Renewable, acquired a 100% interest in a 320 MW distributed generation portfolio of renewable energy facilities in the United States, for total consideration of $735 million. The total acquisition costs of $5 million were expensed as incurred and have been classified under Other in the consolidated statement of income.

This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the DG Portfolio would have been $67 million for the year ended December 31, 2019.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The purchase price allocations, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	Notes	India Wind Portfolio	China Wind Facility	DG Portfolio	Total
Cash and cash equivalents		$—	$—	$3	$3
Restricted cash		14	2	—	16
Trade receivables and other current assets		14	51	47	112
Property, plant and equipment	13	243	307	753	1,303
Current liabilities		(1)	(23)	(8)	(32)
Current portion of non-recourse borrowings	15	(12)	(18)	—	(30)
Financial instruments		(4)	—	—	(4)
Non-recourse borrowings	15	(158)	(131)	—	(289)
Deferred income tax liabilities		(8)	(28)	—	(36)
Decommissioning liabilities	27	(5)	—	(33)	(38)
Other long-term liabilities		(4)	—	(27)	(31)

Fair value of net assets acquired		$79	$160	$735	$974

The following investment was accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.

X-Elio

In December 2019, Brookfield Renewable, along with its institutional partners, completed a 50-50 joint venture in respect of X-Elio. Headquartered in Spain, X-Elio’s portfolio includes approximately 972 MW of operating solar, approximately 1,000 MW of assets under construction and a 5,000 MW development pipeline with a focus in Spain, Mexico, U.S. and Japan. Brookfield Renewable retains an approximate 12.5% economic interest in the joint venture. Brookfield Renewable’s consideration was €124 million ($138 million).

Completed in 2018

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Biotherm

Brookfield Renewable previously acquired TerraForm Global, Inc. (“TerraForm Global”) on December 28th, 2017. Included in the net identifiable assets of TerraForm Global was $56 million in restricted cash and deposits for the acquisition of controlling interests (ranging between 65% and 70%) in three separate companies that cumulatively operate 49 MW of wind and solar assets in South Africa (“Biotherm”).

In March 2018, Brookfield Renewable acquired Biotherm for a total consideration of $71 million. This amount was transferred in two tranches and included the aforementioned deposit, a cash payment of $12 million and deferred consideration of $3 million.

The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.

Northern Ireland Wind

In March 2018, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 23 MW wind facility in Northern Ireland (“Northern Ireland Wind”).

In October 2018, Brookfield Renewable, along with its institutional partners, completed the acquisition of Northern Ireland Wind. The total consideration was £22 million ($28 million). Brookfield Renewable retains an approximate 40% controlling interest and 100% voting interest.

The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Saeta Yield

On February 7, 2018, Brookfield Renewable, announced that it intended to launch a voluntary tender offer (the “Tender Offer”) to acquire 100% of the outstanding shares of Saeta Yield, S.A. (“Saeta Yield”), a Spanish renewable power company with over 1,000 MW of solar and wind facilities (approximately 250 MW of solar and 778 MW of wind) located primarily in Spain. The Tender Offer was for €12.20 in cash per share of Saeta Yield. On June 8, 2018, Brookfield Renewable announced that Spain’s National Securities Market Commission confirmed an over 95% acceptance of shares of Saeta in the Tender Offer (the “Tendered Shares”).

On June 12, 2018, Brookfield Renewable completed the acquisition of the Tendered Shares for total aggregate consideration of $1.1 billion. Having acquired 95.28% of the shares of Saeta, Brookfield Renewable then pursued a statutory squeeze out procedure under Spanish law to procure the remaining approximately 4.72% of the shares of Saeta for $54.6 million.

If the acquisition had taken place at the beginning of the year, the revenue from Saeta Yield would have been $407 million for the year ended December 31, 2018.

Purchase price allocations

Final purchase price allocations, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	Biotherm	Northern Ireland Wind	Saeta Yield	Total
Cash and cash equivalents	$12	$1	$187	$200
Restricted cash	—	—	95	95
Trade receivables and other current assets	7	—	91	98
Property, plant and equipment, at fair value	158	53	2,733	2,944
Intangible assets	—	—	257	257
Other long-term assets	—	—	46	46
Current liabilities	(3)	(4)	(91)	(98)
Current portion of non-recourse borrowings	(3)	—	—	(3)
Financial instruments	(2)	—	(137)	(139)
Non-recourse borrowings	(69)	(18)	(1,894)	(1,981)
Deferred income tax liabilities	(35)	(4)	(161)	(200)
Decommissioning liabilities	—	—	(68)	(68)
Other long-term liabilities	—	—	(22)	(22)
Non-controlling interests	(21)	—	(55)	(76)

Fair value of net assets acquired	$44	$28	$981	$1,053
Goodwill	27	—	133	160

Purchase price	$71	$28	$1,114	$1,213

Completed in 2017

The following investment was accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.

European Storage

In August 2017, Brookfield Renewable, along with its institutional partners, acquired a 25% interest in FHH Guernsey Ltd which owns a 2.1 GW pumped storage portfolio in the United Kingdom (“European Storage”). Brookfield Renewable retains an approximate 7% economic interest in the portfolio. Total consideration was £194 million ($248 million). The acquisition costs of £1 million ($1 million) were incurred and capitalized.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.

European Wind

In February 2017, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 16 MW wind facility in Northern Ireland (“European Wind”).

In August 2017, Brookfield Renewable, along with its institutional partners, completed the acquisition of European Wind, which was commissioned in July of 2017. If the acquisition had taken place at the beginning of the year, the revenue from European Wind earned prior to the date of acquisition would have been immaterial. The total consideration was £24 million ($32 million). Brookfield Renewable retains an approximate 40% controlling interest in the asset. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

TerraForm Power

On October 17, 2017, Brookfield Renewable, along with its institutional partners, acquired a 51% interest in TerraForm Power, Inc., a large scale diversified portfolio of solar and wind assets located predominantly in the U.S., for total consideration of $719 million. Following the closing of the transaction, Brookfield Renewable retained an indirect economic interest of approximately 16% for a total net investment of $203 million. Total revenues that would have been recorded if the transaction had occurred at the beginning of the year are $622 million.

On June 11, 2018, Brookfield Renewable purchased 60,975,609 shares of TerraForm Power’s common stock at a price per share of $10.66 in a private placement (“2018 Private Placement”), representing total consideration of approximately $650 million. Immediately upon completion of the 2018 Private Placement, Brookfield Renewable and its institutional partners held an approximately 65% interest in TerraForm Power and Brookfield Renewable retained an indirect economic interest of approximately 30%.

On August 3, 2018, TerraForm Power issued 80,084 shares of its common stock to a controlled affiliate of Brookfield in connection with the net losses incurred as a result of the final resolution of a securities class action under federal securities law. Immediately upon completion of this issuance, Brookfield Renewable and its institutional partners held an approximately 65% interest in TerraForm Power and Brookfield Renewable retained an indirect economic interest of approximately 30%.

On October 8, 2019, Brookfield Renewable purchased 2,981,514 shares of TerraForm Power’s common stock at a price per share of $16.77 in a private placement (“2019 Private Placement”), representing total consideration of $50 million. This was completed concurrent with TerraForm Power’s registered public offering of $250 million. Upon completion of the public offering and the 2019 Private Placement, as of December 31, 2019, Brookfield Renewable and its institutional partners held an approximately 62% interest in TerraForm Power and Brookfield Renewable retained an indirect economic interest of approximately 29%.

Brookfield Renewable had previously accounted for its indirect interest in TerraForm Power in 2017 as an FVOCI financial instrument under IAS 39 – Financial Instruments. The change from FVOCI accounting to consolidation accounting resulted in a gain of $13 million being reclassified from the audited annual consolidated statement of comprehensive income to the statement of income and included in Other income, representing the accumulated gain on the previously held indirect investment. The acquisition costs of $1 million were incurred and expensed.

On July 31, 2020, simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to a subsidiary of Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to Brookfield Renewable is considered to be a transaction between entities under common control and as a result the acquisition of TerraForm Power on October 17, 2017 has been reflected in the historical accounts of Brookfield Renewable.

Refer to Note 1(c)(ii) – Acquisition of TerraForm Power for more information.

TerraForm Global

In December 2017, along with its institutional partners, Brookfield Renewable closed the acquisition of a 100% interest in TerraForm Global. TerraForm Global is a 919 MW portfolio of diversified solar and wind assets located predominately in Brazil and Asia. The total consideration paid was $657 million and the fair value of the interest previously held was $100 million. Brookfield Renewable retains a 31% economic interest in TerraForm Global with its

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

share of the fair value of previously held interest on the acquisition date totaling $30 million. Brookfield Renewable’s share of the consideration paid was $202 million.

Brookfield Renewable had previously accounted for its indirect interest in TerraForm Global as an available for sale investment. The change from available for sale accounting to consolidation accounting resulted in a gain of $2 million being reclassified from the audited annual consolidated statement of comprehensive income to the statement of income and included in Other income, representing the accumulated gain on the previously held indirect investment.

If the acquisition had taken place at the beginning of the year, the revenue from TerraForm Global for the year ended December 31, 2017 would have been $250 million. The total acquisition costs of $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

In December 2017, Brookfield Renewable entered into a voting agreement with an affiliate of Brookfield Renewable that ultimately controls TerraForm Global. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield subsidiary.

Purchase price allocations

Final purchase price allocations, at fair value, with respect to the acquisitions completed in 2017 are as follows:

(MILLIONS)	TerraForm Power	TerraForm Global	European Wind	Total
Cash and cash equivalents	$149	$611	$—	$760
Restricted cash	—	90	—	90
Trade receivables and other current assets	707	62	1	770
Financial instruments	—	20	—	20
Property, plant and equipment, at fair value	5,678	1,208	37	6,923
Deferred tax assets	—	18	—	18
Other long-term assets	—	94	—	94
Current liabilities	(1,239)	(73)	(4)	(1,316)
Current portion of non-recourse borrowings	—	(1,183)	—	(1,183)
Financial instruments	—	(15)	—	(15)
Non-recourse borrowings	(3,714)	(5)	—	(3,719)
Deferred income tax liabilities	(33)	(15)	(2)	(50)
Other long-term liabilities	—	(54)	—	(54)
Non-controlling interests	(1,345)	(1)	—	(1,346)

Fair value of net assets acquired	$203	$757	$32	$992

During the years ended December 31, 2019 and 2018, the purchase price allocations for the acquisitions in 2018 and 2017, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the audited annual consolidated financial statements for 2018 and 2017 had to be considered for acquisitions made in the respective years.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

4. DISPOSAL OF ASSETS

In May and August 2019, Brookfield Renewable, along with its institutional partners, completed the partial sale of its South African Portfolio, corresponding to 146 MW of wind and solar assets. The total consideration was ZAR 1,651 million ($112 million). This resulted in a loss on disposition of $8 million recognized in the consolidated statements of income under Other. The total proceeds, net of foreign exchange contract settlements, was $135 million ($42 million net to Brookfield Renewable). Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant and equipment and recorded a fair value uplift of $42 million, in line with its election to apply the revaluation method. Brookfield Renewable’s interest in the portfolio was approximately 31%. As a result of the disposition, Brookfield Renewable’s portion of the accumulated revaluation surplus of $13 million post-tax was reclassified from other comprehensive income directly to equity and presented as an Other item in the consolidated statements of changes in equity.

In October 2019, Brookfield Renewable, along with its institutional partners, completed the sale of 191 MW of wind assets in Northern Ireland and Portugal. The total consideration was $186 million ($74 million net to Brookfield Renewable). This resulted in a loss on disposition of $6 million recognized in the consolidated statements of income under Other. Immediately prior to the classification of the portfolio as held for sale in the third quarter of 2019, Brookfield Renewable performed a revaluation of the property, plant and equipment and recorded a fair value uplift of $83 million, in line with its election to apply the revaluation method. Brookfield Renewable’s interest in the portfolio was 40%. As a result of the disposition, Brookfield Renewable’s portion of the accumulated revaluation surplus of $49 million post-tax was reclassified from other comprehensive income directly to equity and presented as an Other item in the consolidated statements of changes in equity.

Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Total
Proceeds, net of transaction costs	$291
Carrying value of net assets held for sale
Assets	1,071
Liabilities	(680)
Non-controlling interests	(86)

305

Loss on disposal, net of transaction costs	$(14)

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

5. ASSETS HELD FOR SALE

As at December 31, 2019, assets held for sale within Brookfield Renewable’s operating segments include solar assets in South Africa and Asia. The sales of these assets are expected to be completed in 2020.

The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	2019	2018
Assets
Cash and cash equivalents	$14	$8
Restricted cash	22	47
Trade receivables and other current assets	13	28
Property, plant and equipment, at fair value	303	749
Goodwill	—	22
Other long-term assets	—	66

Assets held for sale	$352	$920

Liabilities
Current liabilities	$18	$23
Non-recourse borrowings	73	360
Other long-term liabilities	46	150

Liabilities directly associated with assets held for sale	$137	$533

Brookfield Renewable continues to consolidate and recognize the revenues, expenses and cash flows associated with assets held for sale in the consolidated statements of income, consolidated statements of comprehensive income, and the consolidated statements of cash flows, respectively. Non-current assets classified as held for sale are not depreciated.

In 2019, Brookfield Renewable, along with its institutional partners, completed the partial sale of its South Africa wind portfolio, corresponding to 146 MW of wind and solar assets, and the sale of a 191 MW portfolio of wind assets in Europe. See Note 4 – Disposal of assets.

Subsequent to December 31, 2019, Brookfield Renewable, along with its institutional partners, completed the sale of a 39 MW portfolio of solar assets in Thailand for total proceeds of $94 million and Brookfield Renewable’s interest in the portfolio was 31%.

Subsequent to December 31, 2019, Brookfield Renewable, along with its institutional partners, completed the sale of a 33 MW portfolio of solar assets in South Africa for total proceeds of ZAR 300 million ($18 million) and Brookfield Renewable’s interest in the portfolio was 31%. The total proceeds, net of foreign exchange contract settlements, was $25 million ($8 million net to Brookfield Renewable).

6. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

The sensitivity analysis discussed below reflect the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect Brookfield Renewable’s risk exposure.

(a)	Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices. Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
5% increase	$(21)	$(16)	$(24)	$(12)	$(15)	$(10)
5% decrease	8	6	—	12	15	10

(1)	Amounts represent the potential annual net pretax impact.

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Euro, Brazilian real, Colombian peso, British pound sterling, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
5% increase	$49	$66	$4	$41	$64	$79
5% decrease	(40)	(66)	(4)	(41)	(65)	(79)

(1)	Amounts represent the potential annual net pretax impact.

(iii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $6,127 million (2018: $6,867 million). Of this principal value, $3,122 million (2018: $3,342 million) has been fixed through the use of interest rate contracts. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
1% increase	$37	$27	$(13)	$69	$65	$84
1% decrease	(38)	(22)	17	(69)	(68)	(88)

(1)	Amounts represent the potential annual net pretax impact.

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 24 – Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2019	2018
Trade receivables and other short-term receivables	$785	$633
Financial instrument assets	153	171
Due from related parties	60	65
Contract asset	473	447

	$1,471	$1,316

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 15 – Borrowings. Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.

Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

CASH OBLIGATIONS

The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date. As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated statements of financial position.

AS AT DECEMBER 31, 2019 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable, accrued liabilities, and provisions	$768	$—	$—	$768
Financial instrument liabilities(1)	246	331	149	726
Due to related parties	139	—	—	139
Other long-term liabilities – concession payments	1	6	15	22
Lease liabilities(1)	34	115	337	486
Corporate borrowings(1)	—	607	1,500	2,107
Non-recourse borrowings(1)	1,133	4,878	9,216	15,227
Interest payable on borrowings(2)	751	2,887	2,940	6,578

Total	$3,072	$8,824	$14,157	$26,053

AS AT DECEMBER 31, 2018 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$714	$—	$—	$714
Financial instrument liabilities(1)	138	360	217	715
Due to related parties	109	—	—	109
Other long-term liabilities – concession payments	1	6	16	23
Corporate borrowings(1)	—	1,344	990	2,334
Non-recourse borrowings(1)	1,189	5,177	7,900	14,266
Interest payable on borrowings(2)	855	2,916	2,479	6,250

Total	$3,006	$9,803	$11,602	$24,411

(1)	Includes both the current and long-term amounts.
(2)

Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculations based on estimated interest rates.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2019	2018
Assets measured at fair value:
Cash and cash equivalents	$352	$—	$—	$352	$422
Restricted cash(1)	293	—	—	293	331
Financial instrument assets(2)
Energy derivative contracts	—	59	82	141	95
Interest rate swaps	—	—	—	—	17
Foreign exchange swaps	—	12	—	12	59
Investments in equity securities	25	87	48	160	117
Property, plant and equipment	—	—	41,055	41,055	38,177
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(8)	—	(8)	(22)
Interest rate swaps	—	(265)	—	(265)	(242)
Foreign exchange swaps	—	(41)	—	(41)	(2)
Tax equity	—	—	(412)	(412)	(448)
Contingent consideration(3)	—	—	(11)	(11)	(3)
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,905)	(299)	—	(2,204)	(2,361)
Non-recourse borrowings	(416)	(15,644)	—	(16,060)	(14,489)

Total	$(1,651)	$(16,099)	$40,762	$23,012	$21,651

(1)	Includes both the current amount and long-term amount included in Other long-term assets.
(2)	Includes both current and long-term amounts.
(3)	Amount relates to business combinations with obligations lapsing between 2020 and 2024.

There were no transfers between levels during the year ended December 31, 2019.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

	2019			2018
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$141	$8	$133	$73
Interest rate swaps	—	265	(265)	(225)
Foreign exchange swaps	12	41	(29)	57
Investments in equity securities	160	—	160	117
Tax equity	—	412	(412)	(448)

Total financial instrument assets (liabilities)	313	726	(413)	(426)
Less: current portion	88	246	(158)	(64)

Long-term portion	$225	$480	$(255)	$(362)

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Note	2019	2018
Balance, beginning of year		$(426)	$(499)
Increases (decreases) in the net financial instrument liability position:
Unrealized gain through income on tax equity	(a)	26	60
Unrealized gain (loss) through OCI on investments in equity securities	(b)	35	(16)
Unrealized gain (loss) through income on energy derivative contracts	(c)	1	(15)
Unrealized gain (loss) through OCI on energy derivative contracts	(c)	25	(3)
Unrealized gain (loss) through income on interest rate swaps	(d)	(51)	21
Unrealized gain (loss) through OCI on interest rate swaps	(d)	(36)	14
Unrealized gain (loss) through income on foreign exchange swaps	(e)	4	112
Unrealized gain (loss) through OCI on foreign exchange swaps	(e)	14	102
Acquisitions, settlements and other		(5)	(202)

Balance, end of year		$(413)	$(426)
Financial instrument liabilities designated at fair value through profit and loss
Tax equity	(a)	$(412)	$(448)
Financial instrument assets designated at fair value through OCI
Investments in equity securities	(b)	$160	$117
Derivative assets not designated as hedging instruments:
Energy derivative contracts	(c)	$84	$52
Interest rate swaps	(d)	—	—
Foreign exchange swaps	(e)	12	34

Net positions		$96	$86
Derivative assets designated as hedging instruments:
Energy derivative contracts	(c)	$57	$43
Interest rate swaps	(d)	—	17
Foreign exchange swaps	(e)	—	25

Net positions		$57	$85
Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(c)	$(8)	$(7)
Interest rate swaps	(d)	(200)	(204)
Foreign exchange swaps	(e)	(18)	(1)

Net positions		$(226)	$(212)
Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(c)	$—	$(15)
Interest rate swaps	(d)	(65)	(38)
Foreign exchange swaps	(e)	(23)	(1)

Net positions		$(88)	$(54)

Total financial instruments, net		$(413)	$(426)

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

(a) Tax equity

Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.

Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (loss) gain in the consolidated statements of income.

(b) Investments in equity securities

Investments in equity securities are held to achieve a particular business objective other than short-term trading and are designated at fair value through OCI. There is no recycling of gains or losses through profit or loss. Upon derecognition of the associated asset, accumulated gains or losses are transferred from OCI directly to retained earnings.

In the comparative period ending December 31, 2017, presented in accordance with IAS 39, investments in equity securities were classified as available-for-sale securities and were assessed for impairment at each reporting date. For the year ended December 31, 2017, gains of $2 million relating to available-for-sale securities were reclassified from OCI to net income.

(c) Energy derivative contracts

Brookfield Renewable has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). Brookfield Renewable has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the energy derivative contracts are identical to the hedged risks. To test the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.

For the year ended December 31, 2019, gains of $9 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (2018: $13 million losses and 2017: $23 million gains).

Based on market prices as of December 31, 2019, unrealized gains of $22 million (2018: $15 million losses) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

The following table summarizes the energy derivative contracts designated as hedging instruments:

(MILLIONS, EXCEPT AS NOTED)	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	57	28
Notional amount	328	360
Notional amount (GWh)	10,010	11,054
Weighted average hedged rate for the year ($/MWh)	33	32
Maturity dates	2020 - 2027	2019 - 2027
Hedge ratio	1:1	1:1

There were no hedge ineffectiveness gains or losses recognized in Foreign exchange and financial instruments (loss) gain in the consolidated statements of income related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2019 (2018: $2 million gain).

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

(d) Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective fixed rate loans (i.e., notional amount, maturity, payment and reset dates). Brookfield Renewable established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swaps are identical to the hedged risks. To test the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.

The hedge ineffectiveness can arise from:

•	Different interest rate curves being applied to discount the hedged item and hedging instrument

•	Differences in timing of cash flows of the hedged item and hedging instrument

•	The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item

At December 31, 2019, agreements with a total notional exposure of $3,043 million were outstanding (2018: $3,120 million) including $1,567 million (2018: $1,593 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 3.0% (2018: 3.0%).

For the year ended December 31, 2019, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense – borrowings in the consolidated statements of income were $22 million losses (2018: $14 million and 2017: $20 million).

Based on market prices as of December 31, 2019, unrealized losses of $15 million (2018: $9 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	(65)	(21)
Notional amount – $	566	548
Notional amount – C$(1)	334	259
Notional amount – €(1)	349	377
Notional amount – £(1)	—	99
Notional amount – COP(1)	227	256
Maturity dates	2021 - 2039	2019 - 2036
Hedge ratio	1:1	1:1

(1)	Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2019 foreign currency spot rate

The hedge ineffectiveness gain recognized in Foreign exchange and financial instruments (loss) gain in the consolidated statements of income related to interest rate contracts (cash flow hedges) for the year ended December 31, 2019 was $1 million (2018: $9 million).

(e) Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

There is an economic relationship between the hedged item and the hedging instrument as the net investment or anticipated foreign currency transaction creates a translation risk that will match the respective hedging instrument.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Brookfield Renewable established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.

Certain Brookfield subsidiaries that Brookfield Renewable controls, through a voting agreement, have entered into Master Hedge Agreements appointing Brookfield as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in foreign exchange. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred in connection with these derivative transactions. Substantially all of Brookfield Renewable’s foreign exchange swaps are entered into pursuant to a Master Hedge Agreement.

At December 31, 2019, agreements with a total notional exposure of $2,306 million were outstanding (2018: $3,048 million) including $1,388 million (2018: $1,716 million) associated with agreements that are not formally designated as hedging instruments.

There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2018: $1 million gain). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	(23)	24
Notional amount for hedges of the Canadian dollar(1)	72	482
Notional amount for hedges of the Euro(1)	380	603
Notional amount for hedges of the British pounds sterling(1)	170	247
Notional amount for hedges of the Chinese yuan(1)	195	—
Notional amount for hedges of other currencies(1)	101	—
Maturity date	2020 - 2022	2019 - 2020
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
C$/$ foreign exchange forward contracts	1.30	1.33
€/$ foreign exchange forward contracts	0.87	0.83
£/$ foreign exchange forward contracts	0.82	0.76
CNY/$ foreign exchange forward contracts	7.22	—

(1)	Notional amounts expressed in millions of U.S. dollars

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table presents a reconciliation of the LP unitholder equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2017	$(29)	$15	$(378)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(1)	—	—
Interest rate swaps	1	—	—
Foreign exchange swaps	—	—	42
Amount reclassified to profit or loss	7	—	—
Foreign currency revaluation of designated borrowings	—	—	87
Foreign currency revaluation of net foreign operations	—	—	(324)
Valuation of investments in equity securities designated FVOCI	—	(8)	—
Tax effect	(2)	—	(10)
Other	(10)	(3)	(69)

Balance, as at December 31, 2018	$(34)	$4	$(652)
Effective portion of changes in fair value arising from:
Interest rate swaps	(1)	—	—
Amount reclassified to profit or loss	2	—	—
Foreign currency revaluation of designated borrowings	—	—	(49)
Foreign currency revaluation of net foreign operations	—	—	14
Valuation of investments in equity securities designated FVOCI	—	19	—
Other	1	(11)	(13)

Balance, as at December 31, 2019	$(32)	$12	$(700)

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

7. SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of Brookfield Renewable’s strategic investment in TransAlta Corporation (“TransAlta”). The corporate segment represents all activity performed above the individual segments for the business.

In accordance with IFRS 8, Operating Segments (“IFRS 8”), Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies.

Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.

Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	905	234	237	223	95	37	20	183	87	—	2,021	(79)	2,029	3,971
Other income	13	19	—	2	4	—	—	17	—	33	88	(8)	25	105
Direct operating costs	(286)	(72)	(93)	(62)	(32)	(9)	(4)	(38)	(46)	(23)	(665)	34	(632)	(1,263)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	53	27	80

Adjusted EBITDA	632	181	144	163	67	28	16	162	41	10	1,444	—	1,449
Management service costs	—	—	—	—	—	—	—	—	—	(116)	(116)	—	(19)	(135)
Interest expense	(156)	(20)	(34)	(66)	(17)	(8)	(5)	(55)	(13)	(92)	(466)	13	(548)	(1,001)
Current income taxes	(7)	(11)	(9)	1	(2)	(1)	(1)	—	(1)	—	(31)	2	(41)	(70)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	(12)	(27)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(829)	(829)

Funds From Operations	469	150	101	98	48	19	10	107	27	(268)	761	—	—
Depreciation	(227)	(84)	(21)	(150)	(47)	(17)	(5)	(65)	(23)	(4)	(643)	13	(643)	(1,273)
Foreign exchange and financial instrument loss	11	(5)	(2)	(2)	(10)	(3)	1	1	(3)	(18)	(30)	(2)	(5)	(37)
Deferred income tax recovery	(27)	4	(4)	—	10	—	—	1	—	46	30	—	(3)	27
Other	(76)	(6)	(2)	(33)	(12)	2	—	(48)	—	(46)	(221)	9	(61)	(273)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(20)	(4)	(24)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	716	716

Net income (loss) attributable to Unitholders(3)	150	59	72	(87)	(11)	1	6	(4)	1	(290)	(103)	—	—	(103)

(1)

Share of earnings from equity-accounted investments of $29 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $113 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020
(3)

Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	893	244	216	219	73	42	12	146	85	—	1,930	(76)	1,943	3,797
Other income	12	5	4	2	11	—	—	5	—	7	46	—	29	75
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(34)	(36)	(23)	(653)	27	(647)	(1,273)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	49	22	71

Adjusted EBITDA	619	173	126	157	57	33	8	117	49	(16)	1,323	—	1,347
Management service costs	—	—	—	—	—	—	—	—	—	(84)	(84)	—	(10)	(94)
Interest expense	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(45)	(17)	(99)	(486)	14	(501)	(973)
Current income taxes	(4)	(9)	(2)	2	(2)	—	1	1	—	—	(13)	1	(20)	(32)
Distributions attributable to Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(38)	(38)	—	—	(38)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	(10)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(806)	(806)

Funds From Operations	443	142	86	96	38	24	5	73	32	(263)	676	—	—
Depreciation	(231)	(136)	(18)	(124)	(43)	(13)	(2)	(39)	(23)	(2)	(631)	13	(533)	(1,151)
Foreign exchange and financial instrument loss	(1)	(1)	7	30	9	(10)	3	(15)	(2)	—	20	(1)	18	37
Deferred income tax expense	(1)	1	18	43	2	—	—	36	—	24	123	—	252	375
Other	(21)	(3)	(6)	(30)	2	—	(2)	(16)	(9)	(23)	(108)	1	(99)	(206)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	(5)	(18)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	367	367

Net income (loss) attributable to Unitholders(3)	$189	$3	$87	$15	$8	$1	$4	$39	$(2)	$(264)	$80	$—	$—	$80

(1)

Share of earnings from equity-accounted investments of $28 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $439 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020
(3)

Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2017:

	Attributable to Unitholders										Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
	Hydroelectric			Wind				Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Solar
Revenues	945	243	191	161	46	26	8	59	—	1,679	(51)	1,144	2,772
Other income	1	12	2	—	—	—	—	6	19	40	—	13	53
Direct operating costs	(281)	(77)	(94)	(42)	(20)	(4)	(2)	(32)	(25)	(577)	21	(467)	(1,023)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	30	5	35

Adjusted EBITDA	665	178	99	119	26	22	6	33	(6)	1,142	—	695
Management service costs	—	—	—	—	—	—	—	—	(82)	(82)	—	(4)	(86)
Interest expense	(180)	(18)	(42)	(45)	(10)	(6)	(3)	(14)	(89)	(407)	13	(291)	(685)
Current income taxes	1	(12)	(5)	—	(1)	—	(1)	—	—	(18)	1	(22)	(39)
Distributions attributable to Preferred limited partners equity	—	—	—	—	—	—	—	—	(28)	(28)	—	—	(28)
Preferred equity	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(14)	2	(12)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(380)	(380)

Funds From Operations	486	148	52	74	15	16	2	19	(231)	581	—	—
Depreciation	(220)	(142)	(26)	(90)	(25)	(7)	(4)	(25)	—	(539)	12	(321)	(848)
Foreign exchange and financial instrument loss	(12)	(3)	(3)	1	(14)	—	(1)	—	(15)	(47)	—	(54)	(101)
Deferred income tax expense (recovery)	(67)	2	(10)	28	5	—	1	—	16	(25)	—	(5)	(30)
Other	(17)	(8)	6	(4)	4	2	(3)	—	(6)	(26)	—	6	(20)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(12)	—	(12)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	374	374

Net income (loss) attributable to Unitholders(3)	170	(3)	19	9	(15)	11	(5)	(6)	(236)	(56)	—	—	(56)

(1)

Share of earnings from equity-accounted investments of $11 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $6 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020
(3)

Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table presents information on a segmented basis about certain items in our company’s consolidated statements of financial position and reconciles our proportionate balances to the consolidated statements of financial position basis by aggregating the components comprising Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at December 31, 2019:
Cash and cash equivalents	$10	$7	$10	$18	$21	$2	$5	$63	$6	$1	$143	$(19)	$228	$352
Property, plant and equipment	11,488	1,938	1,773	2,458	628	368	187	2,018	732	—	21,590	(1,142)	20,607	41,055
Total assets	12,218	2,126	2,027	2,705	692	391	233	2,266	780	103	23,541	(520)	23,175	46,196
Total borrowings	3,070	208	449	1,221	326	71	124	1,470	235	2,107	9,281	(431)	8,450	17,300
Other liabilities	2,877	148	499	597	100	10	28	335	31	248	4,873	(483)	4,026	8,416
For the year ended December 31, 2019:
Additions to property, plant and equipment	77	32	7	112	9	3	—	—	21	3	264	(19)	252	497
As at December 31, 2018:
Cash and cash equivalents	$6	$37	$7	$30	$29	$5	$2	$41	$9	$3	$169	(7)	$260	$422
Property, plant and equipment	11,497	1,907	1,609	2,402	815	348	36	1,347	686	(9)	20,638	(681)	18,220	38,177
Total assets	12,125	2,105	1,868	2,562	929	379	56	1,642	746	161	22,573	(286)	21,221	43,508
Total borrowings	2,995	198	419	1,210	463	75	31	1,021	249	2,328	8,989	(223)	7,780	16,546
Other liabilities	2,764	150	434	558	124	7	3	271	31	211	4,553	(1,811)	21,364	24,106
For the year ended December 31, 2018:
Additions to property, plant and equipment	96	30	7	11	10	—	—	9	3	6	172	(16)	171	327

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Geographical Information

The following table presents consolidated revenue split by geographical region for the year ended December 31:

(MILLIONS)	2019	2018	2017
Hydroelectric
North America	$1,123	$1,152	$1,149
Brazil	259	285	287
Colombia	979	896	797

	2,361	2,333	2,233
Wind
North America	474	478	282
Europe	273	206	111
Brazil	110	142	60
Asia	71	38	—

	928	864	453
Solar	646	572	58
Storage & Other	36	28	28

Total	$3,971	$3,797	$2,772

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	December 31, 2019	December 31, 2018
United States	$21,166	$19,785
Colombia	7,353	6,665
Canada	4,680	4,434
Brazil	3,621	3,542
Europe	4,312	4,093
Asia	860	342

	$41,992	$38,861

8. OTHER INCOME

Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2019	2018	2017
Interest and other investment income	$32	$22	$32
Gain on regulatory provision	14	—	—
Gain on available for sale investments	—	—	15
Other	59	53	6

	$105	$75	53

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

9. DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2019	2018	2017
Operations, maintenance and administration		$(741)	$(792)	$(605)
Water royalties, property taxes and other		(186)	(163)	(166)
Fuel and power purchases(1)		(316)	(294)	(228)
Energy marketing fees	30	(20)	(24)	(24)

		$(1,263)	$(1,273)	$(1,023)

(1)	Fuel and power purchases are primarily attributable to our portfolio in Colombia.

10. OTHER

Brookfield Renewable’s Other for the year ended December 31 is comprised of the following:

(MILLIONS)	2019	2018	2017
Transaction costs	$(5)	$(17)	$(7)
Change in fair value of property, plant and equipment	(65)	(64)	(32)
Loss on debt extinguishment	(35)	(27)	(1)
Amortization of service concession assets	(20)	(9)	(2)
Other	(151)	(89)	9

	$(276)	$(206)	$(33)

11. FOREIGN CURRENCY TRANSLATION

Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2019	2018	2017
Foreign currency translation on
Property, plant and equipment, at fair value	13	$49	$(1,592)	$520
Borrowings	15	(133)	607	(288)
Deferred income tax liabilities and assets	12	(32)	180	(88)
Other assets and liabilities		25	(39)	52

		$(91)	$(844)	$196

12. INCOME TAXES

The major components of income tax (expense) recovery for the year ended December 31 are as follows:

(MILLIONS)	2019	2018	2017
Income tax (expense) recovery applicable to:
Current taxes
Attributed to the current period	$(70)	$(32)	$(39)
Deferred taxes
Income taxes – origination and reversal of temporary differences	78	50	37
Relating to change in tax rates / imposition of new tax laws	1	95	(34)
Relating to unrecognized temporary differences and tax losses	(52)	230	(33)

	27	375	(30)

Total income tax (expense) recovery	$(43)	$343	$(69)

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2019	2018	2017
Deferred income taxes attributed to:
Financial instruments designated as cash-flow hedges	$4	$(4)	$—
Other	5	(20)	11
Revaluation surplus
Origination and reversal of temporary differences	(432)	(1,291)	(249)
Relating to changes in tax rates / imposition of new tax laws	(59)	54	586

	$(482)	$(1,261)	$348

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from the expense at its statutory income tax rate due to the differences below:

(MILLIONS)	2019	2018	2017
Statutory income tax expense(1)	$(34)	$(69)	$(25)
Reduction (increase) resulting from:
Increase in tax assets not recognized	(52)	230	(33)
Differences between statutory rate and future tax rate	1	95	(30)
Subsidiaries’ income taxed at different rates	38	87	20
Other	4	—	(1)

Effective income tax (expense) recovery	$(43)	$343	$(69)

(1)	Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.

The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

Brookfield Renewable’s effective income tax rate was 35.0% for the year ended December 31, 2019 (2018: (142.9%) and 2017: 94.5%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, and non-controlling interests’ income not subject to tax.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2019	2018	2017
2020 to 2023	$3	$—	$—
2024 and thereafter	431	200	364

	$434	$200	$364

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2017	$499	$(4,151)	$(3,652)
Recognized in net income (loss)	(66)	38	(28)
Recognized in equity	13	345	358
Business combination	162	(182)	(20)
Foreign exchange	14	(102)	(88)

As at December 31, 2017	622	(4,052)	(3,430)
Recognized in net income (loss)	232	143	375
Recognized in equity	1	(1,252)	(1,251)
Business combination	—	(99)	(99)
Foreign exchange	(20)	200	180

As at December 31, 2018	835	(5,060)	(4,225)
Recognized in net income (loss)	23	4	27
Recognized in equity	11	(491)	(480)
Business combination	7	14	21
Foreign exchange	9	(41)	(32)

As at December 31, 2019	$885	$(5,574)	$(4,689)

The deferred income tax liabilities include $4,293 million (2018: $3,864 million and 2017: $2,623 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

The taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures for which deferred tax liabilities have not been recognized is $3,633 million (2018: $3,434 million and 2017: $1,558 million).

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Storage & other(1)	Total(2)
As at December 31, 2017		$22,386	$7,153	$2,851	$318	$32,708
Additions		212	79	31	6	328
Acquisitions through business combinations	3	—	1,228	1,716	—	2,944
Transfer to assets held for sale	5	—	(58)	(674)	—	(732)
Items recognized through OCI:
Change in fair value		3,774	1,165	779	4	5,722
Foreign exchange		(1,137)	(294)	(120)	(41)	(1,592)
Items recognized through net income:
Change in fair value		(33)	(41)	31	(7)	(50)
Depreciation		(536)	(436)	(157)	(22)	(1,151)

As at December 31, 2018		24,666	8,796	4,457	258	38,177
IFRS 16 adoption (3)		79	224	100	4	407
Additions		172	26	262	4	464
Disposals	4	—	(440)	—	—	(440)
Acquisitions through business combinations	3	—	550	753	—	1,303
Items recognized through OCI:
Change in fair value		1,537	649	230	(3)	2,413
Foreign exchange		98	(33)	(8)	(8)	49
Items recognized through net income:
Change in fair value		(17)	(11)	(18)	(1)	(47)
Depreciation		(520)	(461)	(271)	(19)	(1,271)

As at December 31, 2019(4)		$26,015	$9,300	$5,505	$235	$41,055

(1)	Includes biomass and cogeneration.
(2)	Includes assets under construction of $340 million (2018: $390 million).
(3)

On January 1, 2019 Brookfield Renewable adopted IFRS 16. See Note 1(e) – Basis of preparation and significant accounting policies for additional details regarding the impact of the new accounting standard adoption.

(4)

Includes right-of-use assets not subject to revaluation of $71 million in our hydroelectric segment, $208 million in our wind segment, $131 million in our solar segment and $3 million in our storage & other segment.

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(j) – Property, plant and equipment and revaluation method and 1(s)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(t)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.

At the beginning of May 2020, Brookfield Renewable exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana for $560 million ($420 million net to Brookfield Renewable). The transaction was completed in November 2020.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2019	2018	2019	2018	2019	2018	2019	2018
Discount rate(1)
Contracted	4.6% - 4.9%	4.8% - 5.6%	9.0%	9.6%	8.2%	9.0%	3.5% - 4.0%	4.0% - 4.3%
Uncontracted	6.1% - 6.4%	6.4% - 7.2%	10.3%	10.9%	9.5%	10.3%	4.0% - 5.3%	5.8% - 6.1%
Terminal capitalization rate(2)	6.1% - 6.4%	6.1% - 7.1%	9.8%	10.4%	N/A	N/A	N/A	N/A
Exit date	2040	2039	2039	2038	2047	2047	2035	2033

(1)	Discount rates are not adjusted for asset specific risks.
(2)	The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2019
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,030)	$(190)	$(90)	$(60)	$(1,370)
25 bps decrease in discount rates	1,060	250	70	60	1,440
5% increase in future energy prices	920	400	80	10	1,410
5% decrease in future energy prices	(920)	(400)	(80)	(10)	(1,410)
25 bps increase in terminal capitalization rate(1)	(210)	(40)	—	—	(250)
25 bps decrease in terminal capitalization rate(1)	220	40	—	—	260

	2018
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(930)	$(180)	$(80)	$(20)	$(1,210)
25 bps decrease in discount rates	990	190	80	20	1,280
5% increase in future energy prices	940	440	100	20	1,500
5% decrease in future energy prices	(940)	(440)	(100)	(20)	(1,500)
25 bps increase in terminal capitalization rate(1)	(210)	(30)	—	—	(240)
25 bps decrease in terminal capitalization rate(1)	230	30	—	—	260

(1)	The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.

Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2019, including a one-time 30-year renewal for applicable hydroelectric assets, is 32 years (2018: 33 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.

The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2019:

	North America	Colombia	Brazil	Europe
1 - 10 years	61%	25%	68%	91%
11 - 20 years	31%	0%	33%	44%

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$88	COP	217,000	R$	295	€147
11 - 20 years	80		272,000		407	226

(1)	Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$64	COP	257,000	R$	273	€75
11 - 20 years	116		358,000		411	84

(1)	Assumes nominal prices based on weighted-average generation.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2023 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $210 million (2018: $150 million).

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2019	2018
Hydroelectric	$11,816	$11,888
Wind	6,863	6,989
Solar	4,761	4,025
Other(1)	234	246

	$23,674	$23,148

(1)	Includes biomass and cogeneration.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

14. INTANGIBLE ASSETS

The following table provides a reconciliation of intangible assets:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2017		$13
Acquisitions through business combinations	3	257
Amortization(1)		(9)

Balance, as at December 31, 2018		261
Amortization(1)		(20)

Balance, as at December 31, 2019		$241

(1)	Included in Other within the Consolidated Statements of Income

Intangible assets relate to certain of our power generating facilities that operate under service concession arrangements in Latin America. We primarily benefit from a government promoted concession agreement and a long-term PPA with UTE—Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of Uruguay’s state-owned electricity company. Under this PPA, we are required to deliver power at a fixed rate for the contract period, in all cases inflation adjusted.

Brookfield Renewable’s service concesssion assets operate as authorizations that expire between 2031 and 2038. The remaining intangible assets are amortized straight-line over 17 to 20 years.

Under these arrangements, Brookfield Renewable recognized $36 million of revenue for the year ended December 31, 2019 (2018: $23 million and 2017: $7 million)

15. BORROWINGS

Corporate Borrowings

The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2019				December 31, 2018
(MILLIONS EXCEPT AS NOTED)	Weighted- average Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted- average Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	2.9	5	$299	$299	3.3	4	$721	$721
Medium Term Notes:
Series 4 (C$150)	5.8	17	$115	$142	5.8	18	$110	$124
Series 7 (C$450)	—	—	—	—	5.1	2	330	342
Series 8 (C$400)	4.8	2	308	324	4.8	3	293	309
Series 9 (C$400)	3.8	5	308	322	3.8	6	293	288
Series 10 (C$500)	3.6	7	384	400	3.6	8	367	357
Series 11 (C$300)	4.3	9	231	248	4.3	10	220	220
Series 12 (C$300)	3.4	10	231	232	—	—	—	—
Series 13 (C$300)	4.3	30	231	237	—	—	—	—

	4.1	10	$1,808	$1,905	4.4	7	$1,613	$1,640

Total corporate borrowings			2,107	$2,204			2,334	$2,361

Less: Unamortized financing fees(1)			(7)				(6)

			$2,100				$2,328

(1)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2019	2018
Corporate borrowings
Unamortized financing fees, beginning of year	$(6)	$(5)
Additional financing fees	(2)	(2)
Amortization of financing fees	1	1

Unamortized financing fees, end of year	$(7)	$(6)

Credit facilities

On June 12, 2019, Brookfield Renewable extended the maturity of $1.7 billion of its corporate credit facilities by one year to June 30, 2024. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable base rate plus an applicable margin, which is tiered on the basis of Brookfield Renewable’s unsecured senior long-term debt rating and is currently 1.20% as at December 31, 2019.

In June 2019, Brookfield Renewable increased its letter of credit facility by $100 million to a total of $400 million.

In December 2019, Brookfield Renewable and Brookfield agreed to amend the $400 million credit facility provided by Brookfield to extend its maturity by one year to December 31, 2020. The interest rate is LIBOR plus up to 2%. As at December 31, 2019, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. During the year, Brookfield also placed up to $600 million on deposit with Brookfield Renewable. The funds on deposit have since been paid back in full prior to December 31, 2019 including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2019 totaled $6 million (2018: $8 million).

In December 2019, Brookfield Renewable closed a $50 million bi-lateral, sustainability-linked revolving corporate credit facility that matures on June 30, 2024. The cost of the facility will benefit from margin reduction as Brookfield Renewable grows in carbon offsets through growing its renewable portfolio.

Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2019	2018
Authorized corporate credit facilities(1)	$2,150	$2,100
Draws on corporate credit facilities(1)	(299)	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(266)	(209)

Available portion of corporate credit facilities	$1,985	$1,470

(1)	Amounts are guaranteed by Brookfield Renewable.

Medium term notes

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 33 - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

On September 13, 2019, Brookfield Renewable completed the issuance of C$300 million ($227 million) Series 12 medium term notes and C$300 million ($227 million) Series 13 medium term notes. The medium term notes have fixed interest rates of 3.4% and 4.3%, respectively, and have maturity dates of January 15, 2030 and November 15, 2049, respectively. Both series were corporate-level green bonds.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

In October 2019, Brookfield Renewable repaid C$450 million ($341 million) of Series 7 medium term notes prior to maturity.

In December 2019, Brookfield Renewable established a $500 million U.S. commercial paper program.

Non-recourse borrowings

Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (MCLR). Non-recourse borrowings in China consist of floating interest rates of People’s Bank of China (“PBOC”).

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. As at December 31, 2019, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2019				December 31, 2018
	Weighted-average				Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Weighted- average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted- average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric(2)	5.9	10	$6,616	$7,106	6.1	9	$6,318	$6,517
Wind	4.4	10	4,351	4,523	4.6	9	4,432	4,457
Solar	4.7	10	4,166	4,333	5.2	11	3,424	3,419
Storage and other	3.9	4	94	98	4.1	5	92	96

Total	5.1	10	15,227	$16,060	5.4	10	14,266	$14,489

Add: Unamortized premiums(3)			92				54
Less: Unamortized financing fees(3)			(119)				(102)
Less: Current portion			(1,133)				(1,189)

			$14,067				$13,029

(1)	Includes $142 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)	Includes a lease liability of $330 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation.
(3)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2020	2021	2022	2023	2024	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$402	$123	$583	$924	$399	$4,185	$6,616
Wind	265	255	447	468	248	2,668	4,351
Solar	465	614	137	449	148	2,353	4,166
Storage and other	1	80	1	1	1	10	94

	$1,133	$1,072	$1,168	$1,842	$796	$9,216	$15,227

The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2019	2018
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(102)	$(97)
Additional financing fees	(43)	(29)
Amortization of financing fees	12	19
Foreign exchange translation and other	14	5

Unamortized financing fees, end of year	$(119)	$(102)

On February 25, 2019, Brookfield Renewable completed a C$70 million ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.1% and matures in 2045.

On April 30, 2019, Brookfield Renewable completed a $204 million refinancing associated with the Uruguay wind business, representing an up-financing of $58 million. The debt was drawn in three tranches. Approximately 46% of the debt principal outstanding bears a fixed interest rate of 2.6%, and the remainder bears interest at the applicable base rate plus an applicable margin that ranges from 1.94% to 2.94%.

On May 29, 2019, Brookfield Renewable completed a financing of $104 million associated with the United States solar business. The debt bears interest at the applicable base rate plus a margin that ranges from 2% to 2.4% and matures in May 2034.

On June 6, 2019, Brookfield Renewable completed a bond financing associated with the Colombian business. The financing consisted of COP 1.1 trillion ($333 million) in senior unsecured bonds with maturities of 4, 8, 15 and 30 years at rates of 6.1%, 7.0%, IPC + 3.7% and IPC + 4.0%, respectively.

On June 14, 2019, Brookfield Renewable completed a refinancing of €325 million ($365 million) of debt associated with the European business. The amortizing debt, including associated swaps, bears a fixed interest rate of 3.2% and matures in December 2032.

On June 21, 2019, Brookfield Renewable completed a refinancing of $155 million, including an incremental borrowing of $30 million, associated with a hydroelectric portfolio in the United States. The incremental portion of the borrowing bears a fixed rate of 3.4% and matures in January 2022.

On August 15, 2019, Brookfield Renewable completed a refinancing of $45 million associated with the United States hydroelectric business. The debt bears interest at the applicable base rate plus a margin of 2.8% and matures in September 2022.

On August 30, 2019, Brookfield Renewable completed a financing of $131 million associated with the United States wind business. The debt bears interest at the applicable base rate plus a margin of 3.2% and matures in July 2032.

On September 25, 2019, Brookfield Renewable completed a financing of $475 million associated with the United States solar business. The debt bears interest at the applicable base rate plus a margin of 1% to 1.75% and matures in September 2020.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

On October 8, 2019, Brookfield Renewable increased a revolving credit facility and a letter of credit facility associated with the United States business to $800 million and $300 million, respectively. Both facilities mature in October 2024. The credit facility matures in October 2024 and bears interest at the applicable base rate plus a margin up to 2.25%. As at December 31, 2019, there were no draws on either facility.

On October 8, 2019, Brookfield Renewable completed a refinancing of $168 million associated with a wind portfolio in China. The up-financing portion of the debt bears interest at 110% of the applicable base rate and matures in 2031.

On October 16, 2019, Brookfield Renewable completed a note issuance of $700 million associated with the United States business. The senior notes have fixed interest rates of 4.75% and have matures in January 2030.

In October 2019, Brookfield Renewable repaid $300 million of notes due 2025 and $350 million of term loan prior to maturity.

During the fourth quarter of 2019, Brookfield Renewable completed financings totaling COP 600 billion ($182 million) associated with the Colombian business. The loans bear interest at the applicable base rate plus a margin between 4.1% and 4.23% and mature between 2026 and 2031.

On November 13, 2019, Brookfield Renewable completed a refinancing of $17 million associated with a hydroelectric portfolio in the United States. The debt bears interest at the applicable base rate plus a margin of 3.3% and matures on September 17, 2022.

On November 25, 2019, Brookfield Renewable completed a financing of $172 million associated with a wind portfolio in the United States. The debt bears interest at the applicable base rate plus a margin of 3.55% and matures on May 2039.

On December 10, 2019, Brookfield Renewable completed a refinancing of €235.8 million ($264 million) associated with a wind portfolio in Spain. The debt bears interest at the applicable base rate plus a margin that ranges from 1.65% to 2.05% and matures on December 2033.

On December 27, 2019, Brookfield Renewable completed a refinancing of €213.6 million ($240 million) associated with a solar portfolio in Spain, representing an upsize of approximately €42.0 million ($47 million). The debt consisted of two tranches that mature in June 2035 and December 2033, at rates of 2.55% and Euribor plus a margin that ranges from 1.9% to 2.5%, respectively.

In December 2019, Brookfield Renewable completed a non-recourse financing of R$187 million ($47 million) associated with a 30 MW hydroelectric facility currently under construction in Brazil. As at December 31, 2019, R$63 million ($15 million) was drawn. The loan bears interest at the applicable base rate plus a margin of 3.8% and matures in 2038.

In December 2019, we completed a R$450 million ($110 million) non-recourse refinancing associated with a portfolio of assets in Brazil. The loan bears interest at the applicable base rate plus a margin of 1.4% and matures in December 2027.

On December 2, 2019, Brookfield Renewable completed a refinancing of C$628 million ($472 million), including an up-financing of C$153 million ($115 million) associated with a hydroelectric portfolio in Canada. As at December 31, 2019, $228 million was drawn with the remaining $244 million to be drawn in November 2020. The debt drawn bears a fixed interest rate of 3.5% and matures in 2029.

On December 23, 2019, Brookfield Renewable completed a $150 million revolving credit facility associated with the United States business. The credit facility matures in June 2023 and bears interest at the applicable base rate plus an applicable margin, which is currently 1.2% as at December 31, 2019.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Supplemental Information

The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities	Non-cash
			Acquisition	Transfer to Held for sale	Other(1)	December 31
2019
Corporate borrowings	$2,328	(314)	—	—	86	$2,100
Non-recourse borrowings	$14,218	823	319	(196)	36	$15,200
2018
Corporate borrowings	$2,350	115	—	—	(137)	$2,328
Non-recourse borrowings	$13,088	(103)	1,984	(360)	(391)	$14,218

(1)	Includes foreign exchange and amortization of unamortized premium and financing fees.

16. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2019	2018
Participating non-controlling interests – in operating subsidiaries	$11,086	$10,289
General partnership interest in a holding subsidiary held by Brookfield	68	67
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	3,317	3,266
Preferred equity	597	568

	$15,068	$14,190

On February 24, 2019, Brookfield Renewable completed the sale of an additional 25% non-controlling, indirect interest in a portfolio of select Canadian hydroelectric assets to a consortium of buyers. This sale was for the same price as Brookfield Renewable’s initial 25% non-controlling interest sale of this portfolio disclosed in Note 31 of the 2018 annual consolidated financial statements, subject to an adjustment for dividend recapitalization completed in the fourth quarter of 2018. Cash consideration of C$331 million was received from the non-controlling shareholders on February 28, 2019. Upon completion of the sale, Brookfield Renewable recognized a $4 million gain directly in equity. Subsequent to completion of the sale, Brookfield Renewable has continued to control and operate the assets and maintains a 50% economic interest in the portfolio.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	TerraForm Power public non- controlling interests	Other	Total
As at December 31, 2016	$963	$1,654	$1,085	$—	$—	$127	$1,675	$14	$—	$71	$5,589
Net income (loss)	(29)	(13)	13	—	—	12	47	—	(29)	5	6
OCI	(76)	269	111	—	—	2	78	(1)	—	—	383
Capital contributions	—	89	685	—	—	—	19	—	—	—	793
Acquisition	—	—	525	—	—	—	—	—	692	137	1,354
Distributions	(8)	(317)	(88)	—	—	(7)	(115)	—	—	(8)	(543)
Purchase of Isagen shares	—	—	(1)	—	—	—	(5)	5	—	—	(1)
Other	—	—	2	—	—	—	2	(9)	2	—	(3)

As at December 31, 2017	850	1,682	2,332	—	—	134	1,701	9	665	205	7,578
Net income	1	9	164	—	4	14	174	1	59	13	439
OCI	66	298	1,107	—	(11)	(18)	504	5	294	58	2,303
Capital contributions	—	9	235	—	293	—	—	—	—	—	537
Acquisition	—	—	—	—	—	—	—	—	—	21	21
Distributions	(17)	(81)	(324)	—	—	(6)	(167)	—	(55)	(14)	(664)
Other	—	12	(18)	—	(10)	—	—	—	39	52	75

As at December 31, 2018	900	1,929	3,496	—	276	124	2,212	15	1,002	335	10,289
Net income (loss)	—	(13)	6	6	19	17	154	1	(79)	2	113
OCI	46	134	427	(3)	61	(41)	266	2	112	—	1,004
Capital contributions	—	—	2	159	268	—	—	(2)	244	3	674
Disposals	—	(87)	—	—	—	—	—	—	—	(85)	(172)
Distributions	(24)	(120)	(332)	—	(1)	(11)	(259)	(1)	(66)	(30)	(844)
Other	—	8	20	1	(5)	—	2	(2)	(5)	3	22

As at December 31, 2019	$922	$1,851	$3,619	$163	$618	$89	$2,375	$13	$1,208	$228	$11,086

Interests held by third parties	75%-80%	43%-60%	23%-71%	72%-73%	50%	25%	53%	0.4%	39%	20%-50%

On June 11, 2018, a subsidiary of Brookfield purchased 60,975,609 shares of TerraForm Power’s common stock at a price per share of $10.66 in a private placement (“2018 Private Placement). Immediately upon completion of the 2018 Private Placement, Brookfield and its institutional partners held an approximately 65% interest in TerraForm Power. The remaining approximately 35% ownership interest was held by TerraForm Power’s public shareholders.

On August 3, 2018, TerraForm Power issued 80,084 shares of its common stock to a controlled affiliate of Brookfield and shareholder of Terraform Power in connection with the net losses incurred as a result of the final resolution of a securities class action under federal securities law. Immediately upon completion of this issuance, Brookfield and its institutional partners held an approximately 65% interest in TerraForm Power. The remaining approximately 35% ownership interest was held by TerraForm Power’s public shareholders.

On October 8, 2019, an affiliate of Brookfield purchased 2,981,514 shares of TerraForm Power’s common stock at a price per share of $16.77 in a private placement (“2019 Private Placement”). This was completed concurrent with TerraForm Power registered public offering of $250 million. Upon completion of the public offering and the 2019 Private Placement, as of December 31, 2019, Brookfield and its institutional partners held an approximately 61.5% interest in TerraForm Power. The remaining approximately 38.5% ownership interest was held by TerraForm Power’s public shareholders.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen (2)	TerraForm Power(3)	Other	Total
Interests held by third parties	75%-80%	43%-60%	69%-71%	72%-73%	50%	25%	76%	71.1%	20%-50%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, India, China	India, China	Canada	United States	Colombia	North America, South America, Europe	United States, Brazil, Canada, Colombia
Year ended December 31, 2017:
Revenue	$123	$430	$53	$—	$—	$135	$797	$147	$32	$1,717
Net income (loss)	(34)	(20)	18	—	—	47	89	(56)	7	51
Total comprehensive income (loss)	(133)	529	126	—	—	57	236	(57)	—	758
Net income (loss) allocated to non-controlling interests	(29)	(13)	13	—	—	12	67	(47)	3	6
Year ended December 31, 2018:
Revenue	$157	$447	$311	$—	$38	$142	$896	$815	$21	$2,827
Net income	2	17	19	—	15	56	331	213	2	655
Total comprehensive income (loss)	95	544	898	—	25	(16)	1,290	1,063	16	3,915
Net income allocated to non-controlling interests	1	9	15	—	6	14	251	142	1	439
As at December 31, 2018:
Property, plant and equipment, at fair value	$1,687	$5,553	$2,322	$—	$1,679	$875	$6,665	$9,163	$253	$28,197
Total assets	1,737	5,831	3,725	—	1,975	982	7,717	10,263	293	32,523
Total borrowings	536	1,979	838	—	924	369	1,744	5,829	70	12,289
Total liabilities	582	2,395	1,441	—	1,933	387	3,548	7,209	88	17,583
Carrying value of non-controlling interests	900	1,929	1,641	—	314	124	3,169	2,160	52	10,289
Year ended December 31, 2019:
Revenue	$155	$451	$255	$39	$96	$145	$971	$991	$29	$3,132
Net income (loss)	2	(20)	10	9	42	67	293	(207)	6	202
Total comprehensive income (loss)	61	294	359	4	138	(99)	1,007	90	17	1,871
Net income allocated to non-controlling interests	—	(13)	8	6	19	17	220	(149)	5	113
As at December 31, 2019:
Property, plant and equipment, at fair value	$1,713	$5,240	$2,508	$538	$1,849	$696	$7,352	$10,350	$261	$30,507
Total assets	1,754	5,455	3,371	662	3,486	794	8,403	11,420	268	35,613
Total borrowings	509	1,756	850	331	1,651	325	1,865	6,297	93	13,677
Total liabilities	569	2,116	1,089	439	2,045	342	3,928	8,155	114	18,797
Carrying value of non-controlling interests	922	1,852	1,622	162	651	88	3,395	2,344	50	11,086

(1)	Excludes information relating to Isagen and TerraForm Power which is presented separately.
(2)

The total third parties ownership interest in Isagen as of December 31, 2019 was 75.9% and comprised of Brookfield Infrastructure Fund III: 22.9%, Isagen Institutional investors 52.6% and other non-controlling interests: 0.4%.

(3)

The total third parties ownership interest in TerraForm Power as of December 31, 2019 was comprised of Brookfield Infrastructure Fund III: 32.6% and TerraForm Power public non-controlling interests: 38.5%.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.375 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.4225 per LP unit, the incentive distribution is equal to 25% of distributions above this threshold.

After the special distribution, the thresholds used for the calculation of incentive distribution rights that Brookfield is entitled to as the owner of the 1% GP interest in BRELP will be reduced on the completion of the special distribution to give effect to the special distribution, to $0.300 and $0.338, respectively. Refer to Note 34 – Subsequent events for further information.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP units issued by Brookfield Renewable and the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.

As at December 31, 2019, general partnership units and Redeemable/Exchangeable partnership units outstanding were 2,651,506 units (December 31, 2018: 2,651,506 units) and 129,658,623 units (December 31, 2018: 129,658,623 units), respectively.

Distributions

The composition of the distributions are presented in the following table:

(MILLIONS)	2019	2018	2017
General partnership interest in a holding subsidiary held by Brookfield	$5	$5	$5
Incentive distribution	50	40	30

	$55	$45	$35
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	268	255	243

	$323	$300	$278

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2019	2018	2017
For the year ended December 31:
Revenue	$3,971	$3,797	$2,772
Net income	80	583	4
Comprehensive income	2,025	4,474	1,354
Net income allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	50	41	29
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(65)	16	(36)
As at December 31:
Property, plant and equipment, at fair value	$41,055	$38,177
Total assets	46,196	43,508
Total borrowings	17,300	16,546
Total liabilities	25,716	24,106
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	68	67
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	3,317	3,266

(1)

Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP units of 2.7 million, 129.7 million, and 178.9 million, respectively (2018: 2.7 million, 129.7 million, and 180.2 million, respectively and 2017: 2.7 million, 129.7 million, and 173.5 million, respectively).

(2)

Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP units of 2.7 million, 129.7 million, and 179.0 million, respectively (2018: 2.7 million, 129.7 million and 178.8 million, respectively).

Preferred equity

Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2019	2018	December 31, 2019	December 31, 2018
Series 1 (C$136)	5.45	3.36	April 2020	$3	$4	$105	$100
Series 2 (C$113)(1)	4.51	4.26	April 2020	4	3	86	83
Series 3 (C$249)	9.96	4.40	July 2019	8	8	192	182
Series 5 (C$103)	4.11	5.00	April 2018	4	4	79	75
Series 6 (C$175)	7.00	5.00	July 2018	7	7	135	128

	31.03			$26	$26	$597	$568

(1)	Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2019, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Class A Preference Shares – Normal Course Issuer Bid

In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no repurchases of Class A Preferred Limited Partnership units during 2019 in connection with the normal course issuer bid.

In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable’s intention to renew the normal course issuer bid in connection with the outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Unitholders may receive a copy of the Notice of Intention for the normal course issuer bid, free of charge, by contacting Brookfield Renewable.

17. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred Units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2019	2018	December 31, 2019	December 31, 2018
Series 5 (C$72)	2.89	5.59	April 2018	$3	$4	$49	$49
Series 7 (C$175)	7.00	5.50	January 2021	7	7	128	128
Series 9 (C$200)	8.00	5.75	July 2021	9	9	147	147
Series 11 (C$250)	10.00	5.00	April 2022	9	9	187	187
Series 13 (C$250)	10.00	5.00	April 2023	10	9	196	196
Series 15 (C$175)	7.00	5.75	April 2024	6	—	126	—

	44.89			$44	$38	$833	$707

On March 11, 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). Brookfield Renewable incurred C$6 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.

The holders of the Series 15 Preferred Units will have the right, at their option, to convert their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the three month Government of Canada Treasury Bill rate plus 3.94%.

As at December 31, 2019, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.

In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and terminated on July 8, 2020.

During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.

In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable’s intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Preferred unitholders may receive a copy of the Notice of Intention for the normal course issuer bid, free of charge, by contacting Brookfield Renewable.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

18. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2019, 178,977,800 LP units were outstanding (December 31, 2018: 178,821,204 LP units) including 56,068,944 LP units (December 31, 2018: 56,068,944 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the year ended December 31, 2019, 176,596 LP units (2018: 289,641 LP units) were issued under the distribution reinvestment plan at a total cost of $6 million (2018: $8 million).

Subsequent to December 31, 2019, an additional 100,352 LP units were issued under the distribution reinvestment plan at a total cost of $3 million.

As at December 31, 2019, Brookfield’s direct and indirect interest of 185,727,567 LP units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at December 31, 2019.

On June 3, 2020, Brookfield completed a secondary market offering for the sale of 10,236,000 direct limited partnership units in Brookfield Renewable (the “Secondary Market Offering”). Brookfield’s direct and indirect interest of 175,491,567 LP units and Redeemable/Exchangeable partnership units after the Secondary Market Offering represents approximately 57% of Brookfield Renewable on a fully-exchanged basis. On an unexchanged basis, Brookfield holds a 26% direct limited partnership interest in Brookfield Renewable after the Secondary Market Offering.

On July 31, 2020, Brookfield Renewable completed the TerraForm Power Acquisition by issuing 37,035,241 exchangeable shares and 4,034,469 LP units. Brookfield’s direct and indirect interest after the TerraForm Power Acquisition represented approximately 51.5% of Brookfield Renewable on a fully-exchanged basis. On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable after the TerraForm Power Acquisition. Refer to Note 34 – Subsequent Events for further information on the Terraform Power Acquisition.

In December 2019, Brookfield Renewable terminated its existing normal course issuer bid, which was set to expire on December 30, 2019, and entered into a new normal course issuer bid in connection with its LP units. Under the new normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 8.9 million LP units, representing approximately 5% of the issued and outstanding LP units, for capital management purposes. The bid will expire on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the Notice of Intention for the normal course issuer bid, free of charge, by contacting Brookfield Renewable. Brookfield Renewable repurchased 20,000 LP units (2018: 1,856,798 LP units) on December 28, 2018 on the Toronto Stock Exchange and New York Stock Exchange at a total cost of less than $1 million (2018: $51 million) that were canceled on January 31, 2019.

Distributions

The composition of the distributions are presented in the following table:

(MILLIONS)	2019	2018
Brookfield	$116	$110
External LP unitholders	254	245

	$370	$355

In February 2020, Unitholder distributions were increased to $1.74 per LP unit on an annualized basis, adjusted for the special distribution of BEPC shares on July 30, 2020, an increase of $0.09 per LP unit, which took effect with the distribution payable in March 2020.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

19. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2017		$901
Acquired through business combinations	3	160
Transfer to Assets held for sale	5	(22)
Foreign exchange		(91)

Balance, as at December 31, 2018		948
Foreign exchange and other(1)		1

Balance, as at December 31, 2019(2)		$949

(1)	Represents adjustments to the purchase price allocation of the assets acquired and liabilities assumed from the Saeta Yield acquisition.
(2)	Includes goodwill of $821 million in the hydroelectric segment, $66 million in the wind segment and $62 million in the solar segment.

The goodwill recorded as at December 31, 2017 was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, Brookfield Renewable removed from the carrying value any ‘non-core’ goodwill that continues to be supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill. As of December 31, 2019, we performed an impairment test at the level that goodwill is monitored by management. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill is not significant compared to the total balance as at December 31, 2019 and no impairment of the goodwill was recorded during the year.

20. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt to total capitalization ratio on a corporate and consolidated basis. As at December 31, 2019 these ratios were 16% and 40%, respectively (2018: 15% and 40%, respectively).

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios. Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their non-recourse borrowings. These covenants vary from one credit agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Brookfield Renewable’s strategy during 2019, which was unchanged from 2018, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2019	2018	2019	2018
Corporate credit facility(1)	$299	$721	$299	$721
Debt
Medium term notes(2)	1,808	1,613	1,808	1,613
Non-recourse borrowings(3)	—	—	15,227	14,266

	1,808	1,613	17,035	15,879
Deferred income tax liabilities, net(4)	—	—	4,689	4,225
Equity
Participating non-controlling interest – in operating subsidiaries	—	—	11,086	10,289
Preferred equity	597	568	597	568
Preferred limited partners’ equity	833	707	833	707
Unitholders’ equity(5)	7,964	7,838	7,964	7,838

Total capitalization	$11,202	$10,726	$42,204	$39,506

Debt to total capitalization	16%	15%	40%	40%

(1)	Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.
(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2018: $6 million) of deferred financing fees.
(3)

Non-recourse borrowings includes $142 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $27 million (2018: $48 million) of deferred financing fees, net of unamortized premiums.

(4)	Deferred income tax liabilities less deferred income tax assets.
(5)	Unitholders’ equity includes equity attributable to Limited partners’ equity, Redeemable/Exchangeable partnership units, and GP interest.

21. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2019	2018	2017
Balance, beginning of year	$684	$509	$206
Investment	144	13	248
Share of net income	29	28	11
Share of other comprehensive income	81	168	54
Dividends received	(16)	(9)	(31)
Foreign exchange translation and other	15	(25)	21

Balance, end of year	$937	$684	$509

The following tables summarize gross revenues and net income of equity-accounted investments in aggregate at 100%:

(MILLIONS)	2019	2018	2017
Revenue	$430	491	$163
Net income	88	79	32
Share of net income(1)	29	28	11

(1)	Brookfield Renewable’s ownership interest in these entities ranges from 13%-60%.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate as at December 31:

(MILLIONS)	2019	2018
Current assets	$539	$182
Property, plant and equipment, at fair value	5,912	2,788
Other assets	74	57
Current liabilities	536	93
Non-recourse borrowings	1,513	937
Other liabilities	1,017	38

22. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2019	2018
Cash	$327	$329
Short-term deposits	25	93

	$352	$422

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

23. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2019	2018
Operations		$128	$135
Credit obligations		143	181
Capital expenditures and development projects		22	15

Total		293	331
Less: non-current	25	(104)	(168)

Current		$189	$163

24. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2019	2018
Trade receivables	$580	$489
Prepaids and others	143	136
Other short-term receivables	205	144
Current portion of contract asset	51	45

	$979	$814

As at December 31, 2019, 72% (2018: 81%) of trade receivables were current. The decrease in current receivables is due to timing of settlement. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2019 and 2018 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.

25. OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

(MILLIONS)	Note	2019	2018
Contract asset		$422	$402
Restricted cash	23	104	168
Other		77	65

		$603	$635

At December 31, 2019 and 2018, restricted cash was held primarily to satisfy lease payments and credit agreements.

Contract assets are the result of contract amendments made during 2018 to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 30 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

26. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2019	2018
Operating accrued liabilities	$309	$324
Accounts payable	152	117
Interest payable on borrowings	105	122
LP unitholders’ distributions, preferred limited partnership unit distributions and preferred dividends payable(1)	33	30
Current portion of lease liabilities	21	—
Other	67	53

	$687	$646

(1)	Includes amounts payable only to external LP unitholders. Amounts payable to Brookfield are included in due to related parties.

27. DECOMMISSIONING LIABILITIES

The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2019	2018
Balance, beginning of the year	$394	$374
Acquisitions through business combinations	38	68
Reduction arising from payments/derecognition	(8)	—
Accretion	17	8
Changes in estimates	61	(30)
Foreign exchange	2	(26)

Balance, end of the year	$504	$394

Brookfield Renewable has recorded decommissioning liabilities associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are expected to be restored between the years 2020 to 2137. The estimated cost of decommissioning activities is based on a third-party assessment.

28. OTHER LONG-TERM LIABILITIES

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Notes	2019	2018
Contract liabilities		$562	$479
Lease liabilities		379	—
Pension obligations	32	99	80
Concession payment liability		12	15
Other		149	16

		$1,201	$590

Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 25 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 30 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.

Lease liabilities are the result of implementing IFRS 16 on January 1, 2019.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

29. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.

In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2019, Brookfield Renewable had $36 million (2018: $71 million) of capital expenditure commitments outstanding, of which $32 million is payable in less than one year, and $4 million in two years.

A subsidiary that is controlled by Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $48 million to acquire a 210 MW solar development portfolio in Brazil. The transaction is expected to close in the second quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.

Contingencies

In the normal course of business, from time to time, Brookfield Renewable is involved in legal proceedings to the ownership and operations of our fleet. In this regard, TerraForm Power is subject to litigation with respect to an earn-out payment for the acquisition of development assets that SunEdison acquired from the First Wind Sellers in 2014. This claim precedes our initial investment in TerraForm Power in 2017. Additionally, TerraForm Power is subject to litigation relating to a private placement to Brookfield Renewable and affiliates completed in 2018. We cannot predict the impact of pending litigation, nor can we predict the amount of time and expense that will be required to resolve such litigation.

Brookfield Renewable, on behalf of our subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 15 – Borrowings.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	2019	2018
Brookfield Renewable along with institutional investors	$50	$51
Brookfield Renewable’s subsidiaries	668	635

	$718	$686

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor our subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

30. RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield.

Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements:

Principal Agreements

Limited Partnership Agreements

Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.

Master Services Agreement

Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2019 is $18 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $22 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2019 of $135 million (2018: $94 million and 2017: $86 million).

TERP Brookfield Master Services Agreement

TerraForm Power was party to a management agreement (“TERP Brookfield Master Services Agreement”) with Brookfield and certain of its affiliates, dated as of October 16, 2017. Pursuant to the TERP Brookfield Master Services Agreement, TerraForm Power paid management service costs on a quarterly basis calculated as follows:

•

For each of the first four quarters following October 16, 2017, a fixed component of $2.5 million per quarter (subject to proration for the quarter including October 16, 2017) plus 0.3125% of the market capitalization value increase for such quarter;

•	For each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and

•	Thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.

For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter is a negative number, then the market capitalization value increase is deemed to be zero. TerraForm Power’s management service costs have been included in Brookfield Renewable’s consolidated statement of income based on its historical records.

The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition.

BRELP Voting Agreement

In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Governance Agreement

TerraForm Power was party to a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings 1 L.P. (“Orion Holding”), a controlled subsidiary of Brookfield Asset Management, and any other controlled affiliate of Brookfield Asset Management (other than TerraForm Power and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.

The Governance Agreement established certain rights and obligations of TerraForm Power and controlled affiliates of Brookfield Asset Management that owned voting securities of TerraForm Power relating to the governance of TerraForm Power and the relationship between such affiliates of Brookfield Asset Management and TerraForm Power and its controlled affiliates.

On June 11, 2018, Orion Holdings, Brookfield BRP Holdings (Canada) Inc (“NA HoldCo”) and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion Holdco L.P. (“BBHC Orion”), a controlled subsidiary of Brookfield Asset Management, and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.

The Governance Agreement was terminated upon the completion of the TerraForm Power acquisition.

Power Services Agreements

Energy Marketing Internalization

In 2018, Brookfield Renewable and Brookfield entered into an agreement (the “Power Marketing Purchase Agreement”) to internalize all energy marketing capabilities in North America into Brookfield Renewable. The Power Marketing Purchase Agreement provides for the transfer of Brookfield’s existing marketing business to Brookfield Renewable, which includes the marketing, purchasing and trading of energy and energy related products in North America, providing energy marketing services and all matters incidental thereto (the “Energy Marketing Internalization”). The Energy Marketing Internalization also included the transfer of all third party power purchase agreements and, subject to certain exceptions, related party power purchase and revenue support agreements as described in further detail below.

The Energy Marketing Internalization was completed during the third quarter of 2019. The Power Agency Agreements, Energy Marketing Agreement and certain revenue agreements discussed below were transferred by Brookfield to Brookfield Renewable in connection to the Energy Marketing Internalization.

Power Agency Agreements

Certain Brookfield Renewable subsidiaries entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.

On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.

Energy Marketing Agreement

Brookfield had agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable paid an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 9 – Direct operating costs.

On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Revenue Agreements

Contract Amendments

In 2018, two long-term power purchase agreements associated with the generating assets in Ontario held by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”), were amended.

The amended GLPL power purchase agreement requires Brookfield to purchase the energy generated by certain facilities in Canada owned by GLPL at an average price of C$100 per MWh subject to an annual adjustment equal to a 3% fixed rate. The GLPL agreement has an initial term to 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh.

The amended MPT power purchase agreement requires Brookfield to purchase the energy generated by certain facilities in Canada owned by MPT at an average price of C$127 per MWh subject to an annual adjustment equal to a 3% fixed rate. The MPT contract terminates on December 1, 2029.

Energy Revenue Agreement

In 2018, the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable was effectively amended.

Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 until 2021 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The price will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.03 per MWh in 2026. The energy revenue agreement will terminate in 2046 and provides Brookfield the right to terminate the agreement in 2036.

Other Revenue Agreements

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh. The energy rates were subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. On closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to Brookfield Renewable.

Pursuant to a 20-year power purchase agreement, Brookfield purchased all energy from Lievre Power in Quebec at C$68 per MWh. The energy rates were subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%. On closing of the Energy Marketing Internalization, the power purchase agreement with Lievre Power was transferred to Brookfield Renewable.

Pursuant to a power guarantee agreement, Brookfield purchased all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement was scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield had an initial term to 2029 and automatically renewed for successive 20-year period with certain termination provisions. On closing of the Energy Marketing Internalization, the power guarantee agreement with Hydro Pontiac Inc. was transferred to Brookfield Renewable.

Pursuant to a 10-year Wind Levelization agreement that expired in February 2019, Brookfield mitigated any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario. Any excess generation compared to the expected generation resulted in a payment from Brookfield Renewable to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable.

Voting Agreements

Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.

Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries as managing members of entities related to Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 24% and 31%.

Brookfield Renewable holds its interest in its Colombian operations as part of a consortium. The consortium in turn holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”). Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.

Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with a controlled affiliate of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power.

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV Entities. Brookfield Renewable’s economic interests in the BIF IV Entities is 25%.

Other Agreements

Sponsor Line Agreement

TerraForm Power entered into the Sponsor Line with Brookfield Asset Management and one of its affiliates (the “Lenders”) on October 16, 2017. The Sponsor Line establishes a $500 million secured revolving credit facility and provides for the Lenders to commit to making LIBOR loans to Brookfield Renewable during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). TerraForm Power may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, Brookfield Renewable is required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.

TerraForm Power is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. Under certain circumstances,TerraForm Power may be required to prepay amounts outstanding under the Sponsor Line.

During the year ended December 31, 2018, TerraForm Power made two draws on the Sponsor Line totaling $86 million that were used to fund part of the purchase price of the acquisition of Saeta and repaid such amounts in full. As of December 31, 2019, and December 31, 2018, respectively, there were no amounts drawn under the Sponsor Line.

The sponsor line was terminated upon the completion of the TerraForm Power acquisition.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

TERP Relationship Agreement

TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with Brookfield Asset Management, which governed certain aspects of the relationship between Brookfield Asset Management and TerraForm Power. Pursuant to the TERP Relationship Agreement, Brookfield Asset Management agreed that TerraForm Power will serve as the primary vehicle through which Brookfield Asset Management and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that Brookfield Asset Management will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield Asset Management. The rights of TerraForm Power under the TERP Relationship Agreement are subject to certain exceptions and consent rights set out therein.

TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from Brookfield Asset Management during the years ended December 31, 2019, 2018 and 2017 and during the three months ended March 31, 2020 and 2019.

The TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition.

TERP Registration Rights Agreement

TerraForm Power entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governed the rights and obligations of TerraForm Power, on the one hand, and Brookfield Asset Management and its affiliates, on the other hand, with respect to the registration for resale of all or a part of the TERP common stock held by Brookfield Asset Management or any of its affiliates that become party to the TERP Registration Rights Agreement.

On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the TERP Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the TERP Registration Rights Agreement.

The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition.

New Terra LLC Agreement

TerraForm Power and BRE Delaware Inc. entered into an amended and restated limited liability company agreement of TerraForm Power, LLC, referred to as the New Terra LLC Agreement, dated October 16, 2017. The New Terra LLC Agreement, among other things, reset the incentive distribution right, or IDR, thresholds of TerraForm Power, LLC to establish a first distribution threshold of $0.93 per share of TERP common stock and a second distribution threshold of $1.05 per share of TERP common stock. As a result of the New Terra LLC Agreement, amounts distributed from TerraForm Power, LLC were to be distributed on a quarterly basis as follows:

•	first, to TerraForm Power in an amount equal to TerraForm Power’s outlays and expenses for such quarter;

•	second, to holders of TerraForm Power, LLC Class A units, referred to as Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of

•

all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of $0.93 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock;

•

third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock; and

•	thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.

TerraForm Power made no IDR payments during the years ended December 31, 2019, 2018 and 2017.

The New Terra LLC Agreement was amended upon the completion of the TERP acquisition to remove TerraForm Power, LLC’s obligations to make IDR payments.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Other Agreements

In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.

The following table reflects the related party agreements and transactions in the consolidated statements of income, for the years ended December 31:

(MILLIONS)	2019	2018	2017
Revenues
Power purchase and revenue agreements	$558	$534	$601
Wind levelization agreement	1	7	6

	$559	$541	$607
Direct operating costs
Energy purchases	$(22)	$(20)	$(13)
Energy marketing fee	(20)	(24)	(24)
Insurance services(1)	(23)	(25)	(19)

	$(65)	$(69)	$(56)
Interest expense
Borrowings	$(7)	$(13)	$—
Contract balance accretion	(8)	—	—

	$(15)	$(13)	$—
Management service costs	$(135)	$(94)	$(86)

(1)

Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2019 were $1 million (2018: less than $1 million)

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2019	2018
Current assets
Contract asset	Brookfield	$51	$45
Due from related parties
Amounts due from	Brookfield	48	55
	Equity-accounted investments and other	12	10

		$111	$110
Non-current assets
Contract asset	Brookfield	$422	$402
Current liabilities
Due to related parties
Amount due to	Brookfield	$93	$63
	Equity-accounted investments and other	10	11
Accrued distributions payable on
LP units and Redeemable/Exchangeable partnership units	Brookfield	36	35

		$139	$109
Non-current liabilities
Contract liability	Brookfield	$562	$479

Current assets

Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.

Current liabilities

Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

31. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2019	2018	2017
Trade receivables and other current assets	$(66)	$(122)	$(35)
Accounts payable and accrued liabilities	17	(18)	(45)
Other assets and liabilities	(4)	46	(9)
Settlement of TerraForm Power special distribution	—	—	(285)

	$(53)	$(94)	$(374)

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

32. PENSION AND EMPLOYEE FUTURE BENEFITS

Brookfield Renewable offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to Brookfield Renewable’s policy. The plans are funded by contributions from Brookfield Renewable and from plan members. Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of Brookfield Renewable have been included in the consolidated financial statements.

The Brookfield Renewable Pension Governance Committee (BRGC) is responsible for the implementation of strategic decisions and monitoring of the administration of Brookfield Renewable’s defined benefit pension plans. Specifically, the BRGC will establish the investment strategies, approve the funding policies as well as assess that Brookfield Renewable has complied with all applicable law, fiduciary, reporting and disclosure requirements.

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For the United States registered plans, actuarial valuations are required annually. For the Canadian registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Canadian plans are on a triennial schedule. In the Colombian business, there are obligations for pension plans and other employee benefits. Actuarial valuations on these obligations are performed annually by qualified, independent actuaries.

The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from January 2016 to January 2018. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions as at December 31:

	2019		2018		2017
(%)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Discount rate	1.8% - 6.9%	3.2% - 7.2%	2.5% - 7.2%	3.9% - 7.4%	2.4% - 7.3%	3.7% - 7.1%
Rate of price inflation	1.5% - 3.5%	N/A	1.5% - 3.5%	N/A	1.5% - 3.5%	N/A
Rate of compensation increases	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%
Health care trend rate(1)	N/A	4.5% - 6.9%	N/A	5.3% - 6.9%	N/A	5.3% - 6.9%

(1)	Assumed immediate trend rate at year-end.

Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, discount rates, rate of compensation increases and other assumptions. The discount rate, rate of price inflation and inflation-linked assumptions and health care cost trend rate are the assumptions that generally have the most significant impact on the benefit obligations.

The discount rate for benefit obligation purposes is determined, as far as possible, by reference to market yields on high quality corporate bonds. In Colombia, such market for bonds does not exist. Accordingly, the discount rate is determined by reference to yields on government bonds. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2019, would result in the following increase (decrease) of the benefit obligations:

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans
Discount rate
50 basis point increase	$(12)	$(4)
50 basis point decrease	14	5
Rate of price inflation and inflation-linked assumptions
50 basis point increase	5	N/A
50 basis point decrease	(4)	N/A
Health care cost trend rate
50 basis point increase	N/A	4
50 basis point decrease	N/A	(3)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

The pension expense recognized in the consolidated statements of income and consolidated statements of comprehensive income for the year ended December 31:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Current service costs	$3	$1	$3	$2	$3	$1
Past service costs (recovery)	—	—	—	—	(1)	—
Interest expense	2	3	2	3	2	3
Administrative expenses	1	—	1	—	1	—

Recognized in consolidated statement of income	6	4	6	5	5	4
Remeasurement of the net defined benefit liability:
Return on plan assets	(15)	—	5	—	(8)	—
Actuarial changes arising from changes in demographic assumptions	1	—	(1)	—	1	(2)
Actuarial changes arising from changes in financial assumptions	25	3	(9)	(4)	7	3
Experience adjustments	—	—	1	(1)	—	1

Recognized in consolidated statement of comprehensive income	11	3	(4)	(5)	—	2

Total	$17	$7	$2	$—	$5	$6

The amounts included in the consolidated statements of financial position arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Present value of defined benefit obligation	$188	$58	$157	$53	$172	$57
Fair value of plan assets	(143)	(4)	(126)	(4)	(135)	(5)

Net liability	$45	$54	$31	$49	$37	$52

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

Defined benefit obligations

The movement of the defined benefit obligation for the year ended December 31 is as follows:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Balance, beginning of year	$157	$53	$172	$57	$158	$53
Current service cost	3	1	3	2	3	1
Past service (recovery) cost	—	—	—	—	(1)	—
Interest expense	7	3	7	3	7	3
Remeasurement losses (gains)
Actuarial changes arising from changes in demographic assumptions	1	—	(1)	—	1	(2)
Actuarial changes arising from changes in financial assumptions	25	3	(9)	(4)	7	3
Experience adjustments	—	—	1	(1)	—	1
Benefits paid	(8)	(2)	(9)	(2)	(7)	(2)
Exchange differences	3	—	(7)	(2)	4	—

Balance, end of year	$188	$58	$157	$53	$172	$57

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2020 are $12 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Balance, beginning of year	$126	$4	$135	$5	$119	$5
Interest income	5	—	5	—	5	—
Return on plan assets	15	—	(5)	(1)	8	—
Employer contributions	2	2	5	2	5	2
Business combination	—	—	—	—	—	—
Benefits paid	(8)	(2)	(9)	(2)	(7)	(2)
Exchange differences	3	—	(5)	—	5	—

Balance, end of year	$143	$4	$126	$4	$135	$5

The composition of plan assets as at December 31 are as follows:

	2019	2018
Asset category:
Cash and cash equivalents	2%	2%
Equity securities	52%	47%
Debt securities	46%	51%

	100%	100%

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

33. SUBSIDIARY PUBLIC ISSUERS

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Holding Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2019:
Current assets	$32	$408	$1,832	$133	$3,776	$(4,161)	$2,020
Long-term assets	5,428	251	2	25,068	44,459	(31,032)	44,176
Current liabilities	40	7	24	3,918	2,597	(4,163)	2,423
Long-term liabilities	—	—	1,801	300	21,851	(659)	23,293
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	11,086	—	11,086
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	—	—	—	3,317	—	—	3,317
Preferred equity	—	597	—	—	—	—	597
Preferred limited partners’ equity	833	—	—	844	—	(844)	833
As at December 31, 2018:
Current assets	$32	$389	$1,631	$93	$4,136	$(3,823)	$2,458
Long-term assets	5,208	239	1	24,078	41,341	(29,817)	41,050
Current liabilities	38	6	21	3,096	3,345	(3,823)	2,683
Long-term liabilities	—	—	1,607	798	19,660	(642)	21,423
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	10,289	—	10,289
Participating non-controlling interests - in a holding subsidiary - Redeemable\Exchangeable units held by Brookfield	—	—	—	3,266	—	—	3,266
Preferred equity	—	568	—	—	—	—	568
Preferred limited partners’ equity	707	—	—	718	—	(718)	707

(1)	Includes investments in subsidiaries under the equity method.
(2)

Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited and Brookfield Renewable Investments Limited, together the “Holding Entities”.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.
(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Holding Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
For the year ended December 31, 2019
Revenues	$—	$—	$—	$2	$3,970	$(1)	$3,971
Net income (loss)	10	—	(4)	(156)	1,997	(1,767)	80
For the year ended December 31, 2018
Revenues	$—	$—	$—	$—	$3,798	$(1)	$3,797
Net income (loss)	62	7	(1)	(25)	1,485	(945)	583
For the year ended December 31, 2017
Revenues	$—	$—	$—	$—	$2,772	$—	$2,772
Net income (loss)	(4)	10	(1)	(435)	584	(150)	4

(1)	Includes investments in subsidiaries under the equity method.
(2)	Includes the Holding Entities.
(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.
(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 15 – Borrowings for additional details regarding the medium term corporate notes issued by Finco. See Note 16 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

34. SUBSEQUENT EVENTS

In February 2020, Brookfield Renewable, through its subsidiary TerraForm Power, completed the acquisition of a portfolio of two concentrated solar power facilities located in Spain with combined nameplate capacity of approximately 100 MW for a total purchase price of approximately €117 million (approximately $128 million as of the date of the acquisition). These facilities are regulated under the Spanish framework for renewable power, with approximately 19 years of remaining regulatory life.

In February 2020, Brookfield Renewable issued 8,000,000 Series 17 Preferred Units at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.

In March 2020, Brookfield Renewable, together with institutional partners, completed the acquisition of 278 MW of development solar assets in Brazil and 47 MW of operating solar assets in India, with Brookfield Renewable holding a 25% interest in both projects.

In March 2020, Brookfield Renewable, together with institutional partners, completed the sale of a 39 MW portfolio of solar assets in Thailand for total proceeds of $94 million. Brookfield Renewable held a 31% interest in the portfolio.

In June 2020, affiliates of Brookfield Asset Management completed a secondary offering of 10,236,000 LP units at a price of $48.85 per LP unit, for gross proceeds of $500 million. Brookfield Renewable did not sell LP units in the offering and did not receive any proceeds from the offering.

In August 2020, Brookfield Renewable completed an issuance of C$425 million ($319 million) Series 14 medium term notes. The medium term notes have a fixed interest rate of 3.33% and a maturity date of August 2050. The series 14 medium term notes are corporate-level green bonds.

In September 2020, Brookfield Renewable repaid C$400 million ($304 million) of Series 8 medium term notes prior to maturity.

In September 2020, Brookfield Renewable, together with institutional partners, completed the sale of a 33 MW portfolio of solar assets in South Africa for total proceeds of $25 million. Brookfield Renewable held a 31% interest in the portfolio.

In October 2020, Brookfield Renewable, through its subsidiary TerraForm Power, completed the sale of a gross 40% equity interest in an 852 MW wind portfolio in the United State for total proceeds of $264 million ($178 million net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

In October 2020, Brookfield Renewable executed the sale of a 47 MW wind portfolio in Ireland for proceeds of $140 million ($55 million net to Brookfield Renewable). Brookfield Renewable holds a 39% economic interest and 100% voting interest in the Irish wind portfolio.

In October 2020, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $46 million, which are targeted for commercial operations in early 2023. Brookfield Renewable holds a 25% economic interest.

In October 2020, Brookfield Renewable, alongside institutional partners, acquired a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India for approximately $200 million. Brookfield Renewable holds a 25% economic interest.

In October 2020, Brookfield Renewable, alongside institutional partners, funded the final C$400 million tranche of the C$750 million convertible securities Brookfield Renewable agreed to invest in TransAlta Corporation at the beginning of 2019. Brookfield Renewable holds a 25% economic interest.

In October 2020, affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Brookfield Renewable did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering. After giving effect to the secondary offering, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and exchangeable shares) with the remaining approximately 49.6% held by public investors.

In November 2020, Brookfield Renewable completed the buyout of the lease on its 192 MW hydroelectric facility in Louisiana for $560 million ($420 million net to Brookfield Renewable).

In November 2020, Brookfield Renewable announced a three-for-two split of Brookfield Renewable’s outstanding LP units and of BEPC’s outstanding shares.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and Brookfield Renewable or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Formation of BEPC and Acquisition of TerraForm Power

On July 29, 2020, Brookfield Renewable contributed its renewable power assets in the United States, Brazil and Colombia (excluding a 10% interest in certain Brazilian and Colombian operations, which continues to be held indirectly by Brookfield Renewable) to BEPC. On July 30, 2020, Brookfield Renewable completed the special distribution whereby unitholders of record as of July 27, 2020 (the “Record Date”) received one exchangeable share for every four LP units held. Immediately prior to the special distribution, Brookfield Renewable received exchangeable shares through a distribution by BRELP (the “BRELP distribution”) of the exchangeable shares to all of its unitholders. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries received approximately 33.1 million exchangeable shares and (ii) Brookfield Renewable received approximately 44.7 million exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Upon completion of the special distribution, (i) public holders of LP units held approximately 42.8% of the issued and outstanding exchangeable shares (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of Brookfield Renewable owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BEPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BEPC, which entitle Brookfield Renewable to the residual value in BEPC after payment in full of the amount due to holders of exchangeable shares and class B shares. Brookfield Renewable directly and indirectly controlled BEPC prior to the special distribution and continues to control BEPC subsequent to the special distribution through its interests in BEPC. The exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

The thresholds used for the calculation of incentive distribution rights that Brookfield is entitled to as the owner of the 1% GP interest in BRELP were reduced on the completion of the special distribution to give effect to the special distribution, to $0.300 and $0.338, respectively.

On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units. After giving effect to the special distribution and the TerraForm Power acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of exchangeable shares and class B shares, holds an approximate 84.7% voting interest in BEPC. Holders of exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC.

Concurrently with the TerraForm Power acquisition, Brookfield Renewable entered into a voting agreement with Brookfield whereby Brookfield agreed to provide Brookfield Renewable with a number of voting rights, including the authority to direct the election of the Boards of Directors of the Brookfield entity that owns shares in TerraForm Power. As a result, Brookfield Renewable controls and consolidates TerraForm Power from an accounting point of view.

Following the closing of the TerraForm Power acquisition, Brookfield owned, directly and indirectly, 220,030,707 LP units and Redeemable/Exchangeable partnership units and exchangeable shares, representing approximately 51.5% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/ Exchangeable partnership units and exchangeable shares) and the remaining approximately 48.5% was held by public investors. The percentages assume that all of the outstanding Redeemable/Exchangeable partnership units of BRELP and exchangeable shares are exchanged for LP units (on a one-for-one basis). After giving effect to the secondary offering, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and exchangeable shares) with the remaining approximately 49.6% held by public investors.

Brookfield Renewable Partners L.P.	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS LP. Bep. Brookfield.com NYSE: BEP TSX: BEP.UP